Exhibit 99(a)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, events adversely affecting the systems and services, including those of third parties, on which our operations are dependent, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio. For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward- looking statements, whether as a result of new information, future events or otherwise unless required by law.

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan, Thailand and Indonesia and to corporate customers around the world.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios, liquidity coverage ratios, or LCRs, and net stable funding ratios, or NSFRs. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios, LCRs and NSFRs of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Our fiscal year ends on March 31 of each year. The “current six-month period” as used in this Report means the six-month period from April 1, 2025 to September 30, 2025.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,

•interest rates,

•foreign currency exchange rates, and

•stock prices.
General Economic Conditions
The global economy expanded at a moderate pace through most of the six months ended September 30, 2025, with inflation rates still remaining a source of economic concern in major markets. The U.S. Federal Open Market Committee, the European Central Bank and other central banks lowered their policy rates and cautiously ease their monetary policies after a period of tightening. On the other hand, in Japan, while price increases continued to exert downward pressure on household consumption as well as the overall economy, the Bank of Japan signaled its willingness to cautiously adjust the degree of monetary easing with an aim to achieve its price stability target without making any specific monetary policy changes during the six months ended September 30, 2025. In the meantime, uncertainty remained surrounding trade and industrial policy changes in major markets, as well as the prolonged Russia-Ukraine conflict, tensions in the Middle East, other geopolitical events, and concerns over expansive fiscal policies in major countries. In October 2025, Japan’s new cabinet took office and announced its policy priorities, which included economic revitalization through, among other means, structural reforms and “responsible and proactive public finances,” and reinforcement of Japan’s defense capabilities. These developments and concerns may further increase volatility in global and regional economies and markets.
Japan’s economy generally exhibited some modestly positive trends during the six-month period ended September 30, 2025. Japan’s real gross domestic product, or GDP, improved by 0.5% for the quarter ended June 30, 2025, and contracted by 0.6% for the quarter ended September 30, 2025, on a quarter-on-quarter basis. These fluctuations reflected both positive factors, such as wage increases, and negative factors, such as inflationary pressures. On a year-on-year basis, Japan’s real GDP improved by 2.0% for the quarter ended June 30, 2025 and improved by 0.6% for the quarter ended September 30, 2025. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.1% and positive 0.6% on a month-on-month basis and between 2.3% and 4.0% on a year-over-year basis during the six months ended September 30, 2025. The unemployment rate in Japan remained low at 2.5% in September 2025 compared to 2.4% in September 2024. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2025 and September 2025 was 5,146, a 3.1% increase from the same period of the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2025 were ¥671 billion, a decrease of 49.6% from the same period of the previous fiscal year. The Japanese economy remains subject to instabilities resulting from various factors, including geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, and changes in the Bank of Japan's monetary policy and the Japanese government's economic policy.
The U.S. economy generally underwent upward trends during the six months ended September 30, 2025, with U.S. real GDP improving by 3.8% for the quarter ended June 30, 2025 and by 4.3% for the quarter ended September 30, 2025, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP improved by 2.1% for the quarter ended June 30, 2025 and by 2.3% for the quarter ended September 30, 2025. The unemployment rate, however, increased to 4.4% in September 2025 from 4.1% in September 2024. The long-term prospects of the U.S. economy remain uncertain in light of the impact of inflationary trends, geopolitical developments, changes in the political environment, instabilities in the real estate, banking and technology sectors, the government’s economic, trade and foreign relations policies, the central bank's monetary policy, and various other factors.
The Eurozone economy grew modestly during the six months ended September 30, 2025, with Eurozone real GDP improving by 0.1% for the quarter ended June 30, 2025 and by 0.3% for the quarter ended September 30, 2025, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP improved by 1.6% for the quarter ended June 30, 2025 and by 1.4% for the quarter ended September 30, 2025. The unemployment rate in the Eurozone was 6.4% in September 2025 compared to 6.3% in September 2024. The Eurozone economy remains subject to various uncertainties, including instabilities resulting from inflationary trends, geopolitical developments, changes in governments' economic, monetary, trade and foreign relations policies, and concerns over the financial system and other factors.
Thailand’s GDP grew by 0.7% in the first quarter of calendar year 2025 and by 0.5% in the second quarter of the same year, but contracted by 0.6% in the third quarter of the same year, on a quarter-on-quarter basis. Thailand’s headline inflation rate remained near 0.00% and core inflation rate remained below 1.0% on a month-on-month basis during the first three quarters of calendar year 2025. In response to low inflation and slowing domestic demand, the Monetary Policy Committee cut the policy rate by 25 basis points to 1.50% in August 2025. The Thai baht was on a generally appreciating trend against the U.S. dollar during the first three quarters of calendar year 2025, reaching its strongest level in several years. In November 2025, the Thai government announced debt relief measures to address the persistently high household debt level in the country. The Thai economy remains subject to various other uncertainties, including the fluctuations in global, regional and local economic conditions and geopolitical developments.
In Asia excluding Japan and Thailand, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved and, overall, the economic growth continued during the six months ended September 30, 2025. Meanwhile, in the Chinese economy, the downturn in the real estate market has led to a decline in consumer sentiment, deterioration in the employment environment, and prolonged moderate inflation, all of which may require time to improve and may have an adverse economic impact on other countries, particularly in ASEAN and NIEs. The economic conditions of these regions remain subject to various uncertainties, including the fluctuations in the global and local economies as well as geopolitical developments and changes in economic, monetary, trade and foreign relations policies within China as well as those outside China.
Interest Rates
Interest rates in Japan have been on an upward trend under the Bank of Japan’s monetary policy, although they remain at low levels. Until October 2023, the Bank of Japan maintained its quantitative and qualitative monetary easing policy with yield curve control applying a negative interest rate of minus 0.10% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield on 10-year Japanese government bonds around 0.00%, with the uncollateralized overnight call rate being encouraged to remain at around minus 0.10%, and with exchange-traded fund, bond and commercial paper purchase programs. In October 2023, the Bank of Japan began to gradually modify its monetary policy with an announcement that it would purchase 10-year Japanese government bonds in amounts necessary to maintain the yield of such bonds around 0.00% without setting an upper limit while regarding 1.00% as its reference upper bound. In March 2024, while keeping the price stability target at 2.00%, the Bank of Japan further modified its monetary policy to apply 0.10% interest rate to the current account balances exceeding the required reserve amount, encourage the uncollateralized overnight call rate to remain at around 0.00% to 0.10%, abolish Japanese government bond purchase operations for the purposes of maintaining the yield on 10-year Japanese government bonds below target upper limits while continuing with purchases of Japanese government bonds in similar volumes, and discontinue the exchange-traded fund purchase program while gradually reducing the amount of commercial paper and corporate bond purchases to nil in about one year. The Bank of Japan raised the uncollateralized overnight call rate in two phases in July 2024 and in

January 2025, bringing the rate to 0.50%, and announced a plan in June 2025 to gradually reduce its purchases of Japanese government bonds. On December 19, 2025, the Bank of Japan further raised the uncollateralized overnight call rate to 0.75%. The yield on 10-year Japanese government bonds fluctuated between 1.117% and 1.654% during the six months ended September 30, 2025. The yield has been fluctuating between 1.631% and 1.976% since October 2025.
In the United States, the Federal Open Market Committee raised the target for the federal funds rate to 5.25% to 5.50% in July 2023 from 4.75% to 5.00% set in March 2023. In its meeting in June 2024, the Committee decided to maintain the target range for the federal funds rate at 5.25% to 5.50% to support its goals of achieving maximum employment and inflation at 2.00% over the longer run. In addition, the Committee announced its plan to continue reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities. In September 2024, the Committee began lowering the federal funds rate, reducing it by a total of 0.75% over three instances during 2024. The Committee further lowered the rate by 0.25% in three consecutive meetings in September, October and December 2025, setting it at 3.50% to 3.75%. The Committee has maintained a cautious stance on further rate cuts, monitoring sustained declines in inflation and the recovery of economic balance. The 10-year U.S. Treasury bond yield decreased from 4.207% at the end of March 2025 to 3.782% at the end of September 2025, while fluctuating between 3.619% and 4.705% during the period. The yield has been fluctuating between 3.951% and 4.160% since October 2025.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar from ¥149.52 to the U.S. dollar as of March 31, 2025 to ¥148.88 to the U.S. dollar as of September 30, 2025. The Japanese yen has been fluctuating around ¥147.07 to ¥157.47 to the U.S. dollar since October 2025. The exchange rate may be affected by expected or implemented changes in the monetary policy in Japan or the United States and by any intervention by government agencies, including the Ministry of Finance of Japan.
The Japanese yen depreciated against the euro during the six months ended September 30, 2025, with the exchange rate being ¥174.47 to the euro as of September 30, 2025 compared to ¥162.08 to the euro as of March 31, 2025. The Japanese yen has been fluctuating between ¥172.52 and ¥182.94 to the euro since October 2025.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2025, with the exchange rate being ¥4.62 to the Thai baht as of September 30, 2025 compared to ¥4.40 to the Thai baht as of March 31, 2025. The Japanese yen has been fluctuating between ¥4.53 and ¥4.93 to the Thai baht since October 2025.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥35,617.56 on March 31, 2025 to ¥44,932.63 on September 30, 2025. The closing price of the Nikkei Stock Average has been fluctuating between ¥44,551 and ¥52,411 since October 2025, while reaching a record high of ¥52,411.34 on October 31, 2025.
Recent Developments
During the current six-month period, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and seek opportunities to grow our business. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, changes in economic, monetary and trade policies adopted in major markets, evolving views on environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2027, we aim to leverage our extensive network and diverse solutions to provide value to our stakeholders around the world.
Implementation of Share Repurchase Programs and Cancellation of Treasury Shares
During May through July 2025, we repurchased 126,363,300 shares of our common stock for ¥249,999,975,140 under a repurchase program that was adopted in May 2025. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 175,000,000 shares of our common stock and ¥250.0 billion from May 16, 2025 to July 31, 2025.
On November 14, 2025, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 130,000,000 shares of our common stock and ¥250.0 billion from November 17, 2025 to February 27,

2026. Under this share repurchase program, we repurchased 14,119,000 shares of our common stock for ¥33,668,190,048 in November 2025. Based on information derived from Japanese GAAP-based financial data and used to calculate our capital ratios under applicable Japanese regulations, we estimate that, assuming we repurchase ¥250.0 billion of our common stock pursuant to this program, each of our Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio as of September 30, 2025 would decline by approximately 0.2 percentage points. In addition, we canceled 200,000,000 shares of our common stock held in treasury on November 28, 2025.
We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuances and Repayments of TLAC Eligible Senior Debt
During the six months ended September 30, 2025, we obtained ¥40.0 billion, $6.0 billion, or ¥893.3 billion, and €1.7 billion, or ¥287.9 billion, aggregate principal amount of External TLAC eligible senior debt in the form of securities issuance. During the same period, we repaid ¥26.0 billion, $3.3 billion, or ¥491.3 billion, and HK$0.3 billion, or ¥5.8 billion, aggregate principal amount of External TLAC eligible senior debt.
As of September 30, 2025, our External TLAC ratios were 25.26% on a risk-weighted assets basis and 9.51% on a total exposure basis. We were required to maintain External TLAC ratios of at least 18% on a risk-weighted assets basis and 7.10% on a total exposure basis as of the same date. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
Issuances and Repayments of Basel III-Compliant Subordinated Debt
During the six months ended September 30, 2025, we obtained ¥350.0 billion and $1.0 billion, or ¥148.9 billion, aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities issuance and borrowings in and outside Japan. These securities are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (PONV) or when we become subject to bankruptcy proceedings.
During the six months ended September 30, 2025, we obtained ¥162.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issuance in Japan. During the same period, we repaid ¥80.0 billion aggregate principal amount of subordinated term Tier 2 debt. In November 2025, we obtained ¥10.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issuance in Japan. We can be exempted from the obligation to pay principal of and interest on the securities when we are deemed to have reached the PONV.
According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Acquisition of Shares of JACCS through a Third-Party Allotment
In September 2025, MUFG Bank acquired 9,980,831 newly issued shares of common stock of JACCS Co., Ltd., an equity-method investee of MUFG Bank, through a third-party allotment transaction for approximately ¥39.0 billion. Additionally, through transfers of the JACCS shares previously held by Mitsubishi UFJ NICOS and Mitsubishi UFJ Trust and Banking, MUFG Bank's ownership ratio further increased to 39.43%. Following these transactions, JACCS remains an equity-method investee of MUFG Bank.

Acquisition of Zenhoren
On April 10, 2025, Mitsubishi UFJ NICOS acquired 13,026,468 shares, representing 50.02% of the shares, of Zenhoren Co., Ltd., a rent guarantee company, for ¥13.0 billion, resulting in Zenhoren becoming a consolidated subsidiary of MUFG. This transaction was part of the capital and business alliance agreement entered into among Mitsubishi UFJ NICOS, MUFG Bank and Zenhoren in February 2025. Mitsubishi UFJ NICOS also agreed with Mitsubishi UFJ Factors Ltd., a wholly owned subsidiary of MUFG Bank, that Mitsubishi UFJ Factors would exercise the voting rights on the 384,615 shares, representing 1.48% of the shares, of Zenhoren it holds in accordance with the intentions of Mitsubishi UFJ NICOS. Consequently, on October 10, 2025, Mitsubishi UFJ Factors transferred all of the Zenhoren shares it previously held to Mitsubishi UFJ NICOS.
Agreement to Invest in Shriram Finance Ltd. through a Preferential Allotment of Shares
On December 19, 2025, MUFG Bank agreed to acquire 20.00% of the shares of Shriram Finance Limited (“Shriram Finance”), a non-banking financial company (NBFC) in India, for approximately INR 396.2 billion (approximately ¥682.3 billion) through a preferential allotment of newly issued shares. The completion of this investment is subject to approvals from relevant regulatory authorities. Upon completion of this investment, Shriram Finance is expected to become an equity method affiliate of both MUFG and MUFG Bank.
Shriram Finance primarily provides loans for the purchase and working capital of used commercial and passenger vehicles to micro, small and medium enterprise (MSME) and individual business owners in the transportation industry. This investment is a strategic step for MUFG to establish a business foundation in India’s small and medium-sized enterprise (SME) and retail markets and capture the country’s growing domestic demand.

Accounting Changes and Recently Issued Accounting Pronouncements
See “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Interest income	¥4,102.5	¥4,172.1	1.7%
Interest expense	2,612.3	2,470.2	(5.4)
Net interest income	1,490.2	1,701.9	14.2
Provision for credit losses	128.6	31.6	(75.4)
Non-interest income	1,693.9	1,925.5	13.7
Non-interest expense	1,711.4	1,910.9	11.7
Income before income tax expense	1,344.1	1,684.9	25.4
Income tax expense	348.7	437.0	25.3
Net income before attribution of noncontrolling interests	¥995.4	¥1,247.9	25.4%
Net income (loss) attributable to noncontrolling interests	(63.8)	85.3	233.7
Net income attributable to Mitsubishi UFJ Financial Group	¥1,059.2	¥1,162.6	9.8%

We reported net income of ¥1,162.6 billion for the current six-month period, compared to net income of ¥1,059.2 billion for the same period of the previous fiscal year, primarily due to increases in net domestic and foreign interest income and in non-interest income resulting from improvements in net investment securities gains and fees and commissions income.
Net interest income increased 14.2% to ¥1,701.9 billion, with net domestic interest income increasing to ¥156.5 billion from ¥55.1 billion and net foreign interest income also increasing to ¥1,545.4 billion from ¥1,435.1 billion. Our total average interest rate spread improved 0.16 percentage points to 0.8%. Our domestic average interest rate spread improved to 0.14% from 0.02%, while our foreign average interest spread also improved to 1.27% from 1.08%.
Provision for credit losses for the current six-month period was ¥31.6 billion compared to ¥128.6 billion for the same period of the previous fiscal year. This decrease was primarily attributable to the Commercial segment, reflecting reversals related to large domestic borrowers.
Non-interest income increased to ¥1,925.5 billion, primarily reflecting improvements in net investment securities gains and fees and commissions income, partially offset by net losses on interest rate and other derivative contracts.
Non-interest expense increased 11.7% mainly due to an impairment of goodwill as well as increases in outsourcing expenses, including data processing, salaries and employee benefits, and fees and commissions expenses.

Net Interest Income

	Six months ended September 30,
	2024			2025			% Change		Change
	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2025 minus 2024 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥230,368.3	¥705.3	0.61%	¥218,499.6	¥1,011.4	0.92%	(5.2)%	43.4%	0.31
Foreign	119,680.1	3,397.2	5.66	128,616.5	3,160.7	4.90	7.5	(7.0)	(0.76)
Total	¥350,048.4	¥4,102.5	2.34%	¥347,116.1	¥4,172.1	2.40%	(0.8)%	1.7%	0.06
Financed by:
Interest-bearing liabilities:
Domestic	¥220,381.9	¥(650.2)	0.59%	¥219,967.0	¥(854.9)	0.78%	(0.2)%	31.5%	0.19
Foreign	85,448.4	(1,962.1)	4.58	88,763.9	(1,615.3)	3.63	3.9	(17.7)	(0.95)
Total	¥305,830.3	¥(2,612.3)	1.70%	¥308,730.9	¥(2,470.2)	1.60%	0.9%	(5.4)%	(0.10)
Non-interest-bearing liabilities	44,218.1			38,385.2			(13.2)
Total	¥350,048.4		1.49%	¥347,116.1		1.42%	(0.8)%		(0.07)
Net interest income and interest rate spread		¥1,490.2	0.64%		¥1,701.9	0.80%		14.2%	0.16
Net interest income as a percentage of total interest-earning assets			0.85%			0.98%			0.13

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2024 and 2025.

	Six months ended September 30,
	2024 (As Adjusted)				2025			% Change		Change
	Average balance(1)		Interest	Average rate (Annualized)	Average balance(1)	Interest	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2025 minus 2024 (percentage points)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥104,066.9		¥372.4	0.71%	¥99,802.0	¥559.1	1.12%	(4.1)%	50.2%	0.41
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	22,968.5		477.2	4.14	22,030.5	369.2	3.34	(4.1)	(22.6)	(0.80)
Trading account assets	35,811.2		500.7	2.79	40,112.8	618.0	3.07	12.0	23.4	0.28
Investment securities	57,523.9		404.1	1.40	54,161.2	430.6	1.59	(5.8)	6.6	0.19
Loans	129,677.9		2,348.1	3.61	131,009.6	2,195.2	3.34	1.0	(6.5)	(0.27)
Total interest-earning assets	350,048.4		4,102.5	2.34	347,116.1	4,172.1	2.40	(0.8)	1.7	0.06
Non-interest-earning assets:
Cash and due from banks	4,705.0				5,597.7			19.0
Other non-interest-earning assets	60,039.3	(2)			67,314.5			12.1
Allowance for credit losses	(1,357.3)				(1,241.0)			(8.6)
Total non-interest-earning assets	63,387.0	(2)			71,671.2			13.1
Total assets	¥413,435.4	(2)			¥418,787.3			1.3%
Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥209,873.5		¥1,462.8	1.39%	¥212,864.9	¥1,309.5	1.23%	1.4%	(10.5)%	(0.16)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	36,407.0		674.9	3.70	42,948.0	674.1	3.13	18.0	(0.1)	(0.57)
Due to trust account, other short-term borrowings, and trading account liabilities	23,755.3		219.4	1.84	33,018.2	243.4	1.47	39.0	10.9	(0.37)
Long-term debt	35,794.5		255.2	1.42	19,899.8	243.2	2.44	(44.4)	(4.7)	1.02
Total interest-bearing liabilities	305,830.3		2,612.3	1.70	308,730.9	2,470.2	1.60	0.9	(5.4)	(0.10)
Non-interest-bearing liabilities	87,587.2	(2)			90,125.1			2.9
Total equity	20,017.9				19,931.3			(0.4)
Total liabilities and equity	¥413,435.4	(2)			¥418,787.3			1.3%
Net interest income and interest rate spread			¥1,490.2	0.64%		¥1,701.9	0.80%		14.2%	0.16
Net interest income as a percentage of total interest-earning assets				0.85%			0.98%			0.13

Notes:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

(2)Retrospectively adjusted due to the adoption of the SEC's Staff Accounting Bulletin No. 122. The adjustments resulted in a decrease of ¥67.2 billion in non-interest-earning assets and in non-interest-bearing liabilities, respectively, as of September 30, 2024.
Net interest income for the current six-month period increased 14.2% to ¥1,701.9 billion compared to the same period of the previous fiscal year. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.16 percentage points to 0.80%.
Net domestic interest income increased to ¥156.5 billion for the current six-month period from ¥55.1 billion for the same period of the previous year mainly due to an improvement in our interest rate spread amid the rising interest rate environment in Japan. As a result of our asset and liability management in anticipation of, and response to, such environment where interest rates were gradually rising from near-zero levels, our average domestic interest rate spread increased to 0.14% from 0.02%. Domestic interest income increased 43.4% to ¥1,011.4 billion, mainly reflecting the rising interest rate environment in Japan. The average interest rate on domestic interest-earning assets increased 0.31 percentage points to 0.92%. The average balance of domestic interest-earning assets decreased 5.2% to ¥218,499.6 billion. Domestic interest expense increased 31.5% to ¥854.9 billion, mainly reflecting the rising interest rate environment in Japan. The average interest rate on domestic interest-bearing liabilities increased 0.19 percentage points to 0.78%. The average balance of domestic interest-bearing liabilities decreased 0.2 percentage points to ¥219,967.0 billion.
Net foreign interest income increased to ¥1,545.4 billion for the current six-month period from ¥1,435.1 billion for the same period of the previous year mainly due to an improvement in our interest rate spread in the declining short-term interest rate environment overseas, while fluctuations in long-term interest rates overseas were not in tandem with the decline in short-term interest rates overseas, and the positive impact of the rebalancing of our foreign bond portfolio. Our average foreign interest rate spread increased to 1.27% from 1.08%. Foreign interest income decreased 7.0% to ¥3,160.7 billion mainly due to the decline in short-term interest rates overseas and a decrease in the balance of loans carrying higher margins in our loan portfolio as a result of repayment or sale of such loans. The average interest rate on foreign interest-earning assets decreased 0.76 percentage points to 4.90%. The average balance of foreign interest-earning assets increased 7.5% to ¥128,616.5 billion. Foreign interest expense decreased 17.7% to ¥1,615.3 billion mainly due to the decline in short-term interest rates overseas. The average interest rate on foreign interest-bearing liabilities decreased 0.95 percentage points to 3.63%. The average balance of foreign interest-bearing liabilities increased 3.9% to ¥88,763.9 billion.

Provision for credit losses
We recorded ¥31.6 billion of provision for credit losses for the current six-month period compared to ¥128.6 billion of provision for credit losses for the same period of the previous fiscal year. For the current six-month period, ¥59.9 billion of reversal of credit losses was recorded in the Commercial segment, while ¥64.8 billion of provision for credit losses was recorded in the Krungsri segment. The reversal of credit losses in the Commercial segment primarily related to a large borrower in the domestic service and communication sector. The provision for credit losses in the Krungsri segment decreased from ¥76.4 billion for the six months ended September 30, 2024, mainly reflecting the positive impact of measures implemented to improve the collections and asset quality of loans in the automobile loan portfolio and at Krungsri's subsidiaries.

Non-Interest Income

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥18.4	¥17.3	(6.3)%
Fees and commissions on remittances and transfers	78.4	84.0	7.1
Fees and commissions on foreign trading business	42.6	44.2	3.8
Fees and commissions on credit card business	128.5	134.3	4.5
Fees and commissions on security-related services	170.0	200.3	17.9
Fees and commissions on administration and management services for investment funds	162.5	158.7	(2.3)
Trust fees	69.5	74.3	6.9
Guarantee fees	26.7	29.2	9.4
Insurance commissions	38.1	41.6	9.1
Fees and commissions on real estate business	28.2	29.4	4.2
Other fees and commissions	250.1	311.5	24.6
Total	1,013.0	1,124.8	11.0
Foreign exchange gains (losses) —net	202.8	(10.4)	(105.1)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	104.7	(804.2)	N/M
Net profits on trading account securities, excluding derivatives	432.6	541.2	25.1
Total	537.3	(263.0)	(149.0)
Investment securities gains (losses)—net:
Net gains (losses) on sales of available-for-sale debt securities	2.8	(82.8)	N/M
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	(12.8)	0.2	101.5
Net gains (losses) from marketable equity securities	(467.8)	526.6	212.6
Other	(7.3)	(15.9)	(117.0)
Total	(485.1)	428.1	188.2
Equity in earnings of equity method investees—net	316.3	390.7	23.5
Other non-interest income	109.6	255.3	133.0
Total non-interest income	¥1,693.9	¥1,925.5	13.7%

Non-interest income improved 13.7% to ¥1,925.5 billion for the current six-month period compared to the same period of the previous fiscal year, mainly reflecting improvements in net investment securities gains and fees and commissions income, partially offset by the impact of negative changes in net trading account losses and net foreign exchange losses.
Fees and commissions income
Fees and commissions income for the current six-month period increased 11.0% compared to the same period of the previous fiscal year. This increase was primarily due to an increase in fees and commissions on security-related services, reflecting an increase in the number of shareholders of our client companies to whom our services were provided, and an increase in other fees and commissions, reflecting the increase in financing-related fees in our banking subsidiaries.

Net foreign exchange gains (losses)

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥280.7	¥(165.3)	(158.9)%
Net foreign exchange gains on other than derivative contracts	738.1	15.1	(98.0)
Net foreign exchange gains (losses) related to the fair value option	(816.0)	139.8	117.1
Total	¥202.8	¥(10.4)	(105.1)%
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.
•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.
•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 18 to our unaudited condensed consolidated financial statements.
Net foreign exchange losses for the current six-month period mainly reflected net foreign exchange losses on derivative contracts, with net foreign exchange gains on other than derivative contracts decreasing for the current six-month period compared to the same period of the previous fiscal year. Given the global nature of our business, we enter into various foreign currency transactions throughout each reporting period across various currencies. Our foreign exchange gains and losses on other than derivative contracts fluctuate throughout each reporting period, depending on the spot rates applicable to specific transactions as well as the spot rate applicable at the end of the reporting period. The foregoing negative trends were partially offset by the improvement in net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds.

Net trading account profits (losses)

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥(103.2)	¥(552.2)	N/M
Equity contracts	215.1	(227.1)	(205.5)
Commodity contracts	0.2	(0.1)	(137.1)
Credit derivatives	2.2	(16.1)	N/M
Other	(9.6)	(8.7)	9.5
Total	104.7	(804.2)	N/M
Net profits on trading account securities, excluding derivatives
Trading account securities	48.1	287.7	N/M
Trading account securities under the fair value option	384.5	253.5	(34.1)
Total	432.6	541.2	25.1
Total	¥537.3	¥(263.0)	(149.0)%
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represented a larger portion of our trading account profits for the previous six-month period ended September 30, 2024, while representing a smaller portion the current six-month period.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.
Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to commodity price fluctuations in their transactions, and to diversify our portfolio of derivative instruments held for trading purposes; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.
Net trading account losses for the current six-month period, compared to net profits for the same period of the previous fiscal year, reflected net losses on interest rate and other derivative contracts, partially offset by an increase in net profits on trading account securities, excluding derivatives. Net losses on interest rate contracts for the current six-month period primarily reflected losses on interest rate swaps due to the rise in domestic interest rates. Net losses on equity contracts mainly reflected decreases in equity swaps gains in our banking subsidiaries and stock index futures gains in our securities subsidiaries due to stock price fluctuations affecting contracts held in these subsidiaries, which occurred during periods of rising stock prices.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities, impairment losses on available-for-sale debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.

Net investment securities gains for the current six-month period were ¥428.1 billion, compared to net losses of ¥485.1 billion for the same period of the prior fiscal year. This was mainly due to net gains from marketable equity securities reflecting realized and unrealized gains on equity securities in Japan for the six-month period ended September 30, 2025.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the current six-month period was ¥390.7 billion, compared to ¥316.3 billion for the same period of the prior fiscal year. This improvement reflected higher earnings of our equity method investees, including Morgan Stanley.

Non-Interest Expense

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥714.8	¥738.8	3.3%
Occupancy expenses—net	78.8	78.0	(0.9)
Fees and commissions expenses	203.7	218.5	7.2
Outsourcing expenses, including data processing	154.4	189.7	22.8
Depreciation of premises and equipment	41.7	41.0	(1.6)
Amortization of intangible assets	145.4	150.1	3.3
Insurance premiums, including deposit insurance	48.6	49.5	1.8
Communications	31.4	33.0	5.0
Taxes and public charges	58.9	67.6	14.9
Impairment of goodwill	―	37.7
Reversal of off-balance sheet credit instruments	(1.3)	(25.8)	N/M
Other non-interest expenses	235.0	332.8	41.6
Total non-interest expense	¥1,711.4	¥1,910.9	11.7%

Non-interest expense increased 11.7% mainly due to an impairment of goodwill as well as increases in outsourcing expenses, including data processing, salaries and employee benefits, and fees and commissions expenses.
Impairment of goodwill
For the six months ended September 30, 2025, we recognized ¥37.7 billion of impairment of goodwill relating to the MUFG Pension & Market Services reporting unit within the Asset Management & Investor Services Business Group segment. The reporting unit’s cash flow projections decreased in the reporting period primarily due to the loss of a significant client and the decline in corporate activities in the relevant capital market. As a result, the fair value of the reporting unit as measured at the period end fell below the carrying amount of the reporting unit.
Outsourcing expenses, including data processing
Outsourcing expense, including data processing, increased 22.8% mainly due to increases in IT system-related outsourcing in the domestic operations of our banking subsidiaries and our credit card subsidiaries.
Salaries and employee benefits
Salaries and employee benefits increased 3.3% mainly due to the impact of the acquisition and consolidation of MUFG Pension & Market Services Holdings Limited by the trust banking subsidiaries.
Fees and commissions expenses
Fees and commissions expenses increased 7.2% mainly due to an increase in fee payments by our credit card subsidiaries mainly resulting from the increase in purchases made by inbound foreign travelers in Japan as well as an increase in legal and other fees and costs related to the rent guarantee business resulting from the acquisition of Zenhoren.

Income Tax Expense

	Six months ended September 30,
	2024	2025	% Change
	(in billions, except percentages)
Income before income tax expense	¥1,344.1	¥1,684.9	25.4%
Income tax expense	348.7	437.0	25.3
Effective income tax rate	25.9%	25.9%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2024 and 2025. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2025, the effective income tax rate was 25.9%, which was 4.7 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which had the effect of lowering the income tax expense by ¥44.1 billion and the effective income tax rate by 2.6 percentage points for the six months ended September 30, 2025. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was lower tax rates applicable to income of subsidiaries, which resulted in a lowering of ¥18.2 billion in income tax expense and a lowering of 1.1 percentage points in the effective income tax rate for the six months ended September 30, 2025.
For the six months ended September 30, 2024, the effective income tax rate was 25.9%, which was 4.7 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which had the effect of decreasing the effective income tax rate by 4.0 percentage points for the six months ended September 30, 2024. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥31.4 billion in income tax expense and a decrease of 2.3 percentage points in the effective income tax rate for the six months ended September 30, 2024.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
Our chief operating decision maker predominantly uses operating profit (loss) for each segment in the annual budget and forecasting process. Such decision maker considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment.

Effective April 1, 2025, we made modifications to our internal management accounting rules and practices, including adjustments made to reflect changes in retail customer attributes, changes in the recording method applied to foreign exchange swaps in the Chinese market, changes in the intercompany settlement rates applied to transactions between the corporate centers and overseas branches, and reallocation of certain expenses related to restricted stock units in the United States among business groups.
These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2024:
•reducing the operating loss of Other by ¥9.6 billion and increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥0.8 billion and ¥0.2 billion, respectively; and
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Global Markets Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥5.0 billion, ¥4.7 billion, ¥0.8 billion and ¥0.1 billion, respectively.

Prior period business segment information has been recast to enable comparison between the relevant amounts for the six months ended September 30, 2024 and 2025.

Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri, an entity included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change. In connection with this change, the segment amounts below prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024.

	Customer Business
Six months ended September 30, 2024	Retail & Digital Business Group	Commercial Banking & Wealth management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥456.0	¥339.1	¥502.8	¥577.3	¥244.4	¥431.5	¥2,551.1	¥356.6	¥(4.1)	¥2,903.6
BK and TB(1):	190.3	227.7	406.2	19.8	67.7	382.7	1,294.4	226.1	42.5	1,563.0
Net interest income	149.3	123.5	253.0	19.8	12.6	206.3	764.5	54.2	86.5	905.2
Net fees	39.0	86.7	119.8	—	55.0	161.7	462.2	(12.0)	(15.9)	434.3
Other	2.0	17.5	33.4	—	0.1	14.7	67.7	183.9	(28.1)	223.5
Other than BK and TB	265.7	111.4	96.6	557.5	176.7	48.8	1,256.7	130.5	(46.6)	1,340.6
Operating expenses(2)	326.5	210.6	189.0	302.3	175.5	211.8	1,415.7	158.8	34.6	1,609.1
Operating profit (loss)	¥129.5	¥128.5	¥313.8	¥275.0	¥68.9	¥219.7	¥1,135.4	¥197.8	¥(38.7)	¥1,294.5
Fixed assets(3)	¥250.7	¥179.7	¥165.5	¥1.8	¥21.3	¥158.2	¥777.2	¥95.3	¥492.7	¥1,365.2
Increase in fixed assets(4)	22.5	17.3	20.5	0.3	4.0	10.6	75.2	10.7	12.0	97.9
Depreciation(4)	¥15.9	¥10.2	¥20.4	¥0.1	¥3.9	¥17.8	¥68.3	¥15.4	¥6.5	¥90.2

	Customer Business
Six months ended September 30, 2025	Retail & Digital Business Group	Commercial Banking & Wealth management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥515.9	¥399.5	¥523.9	¥413.0	¥284.2	¥479.8	¥2,616.3	¥347.6	¥(9.0)	¥2,954.9
BK and TB(1):	220.4	289.0	432.5	22.7	75.9	432.1	1,472.6	206.8	(9.4)	1,670.0
Net interest income	175.2	176.5	263.5	22.7	18.8	210.3	867.0	44.2	13.0	924.2
Net fees	43.1	96.2	134.2	—	57.1	198.5	529.1	(8.2)	(13.3)	507.6
Other	2.1	16.3	34.8	—	—	23.3	76.5	170.8	(9.1)	238.2
Other than BK and TB	295.5	110.5	91.4	390.3	208.3	47.7	1,143.7	140.8	0.4	1,284.9
Operating expenses(2)	378.2	223.3	199.5	231.5	206.0	231.0	1,469.5	160.7	49.9	1,680.1
Operating profit (loss)	¥137.7	¥176.2	¥324.4	¥181.5	¥78.2	¥248.8	¥1,146.8	¥186.9	¥(58.9)	¥1,274.8
Fixed assets(3)	¥289.6	¥194.8	¥171.5	¥2.3	¥23.2	¥157.4	¥838.8	¥87.7	¥483.0	¥1,409.5
Increase in fixed assets(4)	39.7	20.6	21.3	0.5	3.7	12.3	98.1	14.1	10.0	122.2
Depreciation(4)	¥19.1	¥12.1	¥19.4	¥0.2	¥3.7	¥17.2	¥71.7	¥11.5	4.6	¥87.8

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily includes salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.
(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,820.3 billion as of September 30, 2024 and ¥1,862.6 billion as of September 30, 2025, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(4)These amounts are related to the fixed assets of BK and TB included in the table above.
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Operating profit increased mainly due to higher net interest income driven by increasing Japanese yen interest rates as well as higher net revenue from the consumer finance business reflecting the increased retail lending volume, although operating expenses increased primarily due to higher expenses associated with system development and customer promotion.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Operating profit increased due to an increase in interest income from lending and deposit-taking operations in the rising interest rate environment in Japan, an increase in investment transactions leading to growth in domestic and foreign exchange revenues, and an increase in solutions income from M&A-related transactions.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.
Operating profit increased primarily reflecting the increased volume of corporate transaction projects in the solutions business and trust banking business as well as the new intake of large-scale transactions in the real estate sector.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of Krungsri and Bank Danamon.
Krungsri's operating profit decreased primarily reflecting a decline in loan demand mainly in Thailand as well as the impact of Krungsri's operating profit for the extra three months being reflected in Krungsri's operating profit for the previous six-month period ended September 30, 2024 in accordance with applicable accounting treatment regarding changes in fiscal years under Japanese GAAP, as described above, which impact accounted for approximately three-fifths of Krungsri's operating profit for the six months ended September 30, 2024. Bank Danamon’s operating profit also decreased due to a decline in loan demand mainly in Indonesia.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Group. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.
Operating profit increased primarily due to the growth in the business group’s assets under management and increased investor services fees resulting from a constant inflow of funds into domestic investment trusts during the current six-month period, the impact of the consolidation of MUFG Pension & Market Services Holdings Limited (formerly known as Link Administration Holdings Limited), which we acquired in May 2024, and an increase in the volume of high value-added investor services.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions.
Operating profit increased mainly due to an increase in project finance fees mainly in the United States and Europe and an increase in acquisition finance fees in the Asia Pacific region, reflecting larger transaction volumes in these markets.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Operating profit decreased mainly due to a decline in sales and trading revenue for the six-month period ended September 30, 2025 compared to the same period of the previous fiscal year primarily due to the impact of the decreased liquidity in the bond market on our fixed income operations. On the other hand, the measures implemented to rebalance our bond portfolio during the previous fiscal year had a positive impact on the profitability of our treasury operations, which partially offset the impact of the decrease in our sales and trading revenue.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Financial Condition
Total Assets
Our total assets as of September 30, 2025 were ¥397,666.3 billion, a decrease of ¥8,273.9 billion from ¥405,940.2 billion as of March 31, 2025, mainly due to a ¥14,551.0 billion decrease in interest-earning deposits in other banks and a ¥5,201.6 billion decrease in available-for-sale debt securities. These decreases were partially offset by a ¥8,189.2 billion increase in trading account assets.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The Krungsri segment includes loans held by Krungsri and its subsidiaries. The Other segment mainly consists of Bank Danamon.
We have made changes to our credit rating system, which did not have a material impact on our consolidated financial statements. For details, please refer to Note 4 to our unaudited condensed consolidated financial statements.

	March 31, 2025	September 30, 2025	% Change
	(in billions, except percentages)
Commercial
Domestic	¥61,669.4	¥61,075.4	(1.0)%
Foreign	46,247.8	47,684.7	3.1
Residential	12,561.8	12,708.3	1.2
Card	498.7	505.0	1.3
Krungsri	8,846.9	9,534.1	7.8
Other	2,056.7	1,971.6	(4.1)
Total(1)	131,881.3	133,479.1	1.2
Unearned income, unamortized premium—net and deferred loan fees—net	(442.8)	(449.4)	(1.5)
Total(1)	¥131,438.5	¥133,029.7	1.2%

Note:
(1)The above table includes loans held for sale of ¥887.3 billion and ¥1,150.0 billion as of March 31, 2025 and September 30, 2025, respectively, which are carried at the lower of cost or fair value.

Our total loan balance as of September 30, 2025 increased 1.2% compared to March 31, 2025. As of September 30, 2025, our total loans accounted for 33.5% of total assets, compared to 32.4% of total assets as of March 31, 2025. The loan balances in each segment remained generally stable compared to March 31, 2025. The increase in the Krungsri segment mainly reflected the impact of the acquisition of Tidlor Holdings Public Company Limited. As of September 30, 2025, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.14 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	March 31, 2025	September 30, 2025	% Change
	(in billions, except percentages)(1)
Commercial	¥107,029.9	¥107,624.2	0.6%
Domestic	61,538.5	60,900.6	(1.0)
Normal	60,011.9	59,652.7	(0.6)
Close Watch	1,300.9	1,085.9	(16.5)
Likely to become Bankrupt or Legally/Virtually Bankrupt	225.7	162.0	(28.2)
Foreign	45,491.4	46,723.6	2.7
Normal	44,447.9	45,783.1	3.0
Close Watch	827.7	729.0	(11.9)
Likely to become Bankrupt or Legally/Virtually Bankrupt	215.8	211.5	(2.0)
Residential	¥12,561.8	¥12,708.3	1.2%
Accrual	12,526.3	12,675.2	1.2
Nonaccrual	35.5	33.1	(6.6)
Card	¥498.7	¥505.0	1.3%
Accrual	421.2	426.0	1.1
Nonaccrual	77.5	79.0	1.9
Krungsri	¥8,846.9	¥9,520.0	7.6%
Performing	7,675.9	8,243.8	7.4
Under-Performing	843.4	937.0	11.1
Non-Performing	327.6	339.2	3.5
Other	¥2,056.7	¥1,971.6	(4.1)%
Accrual	2,024.2	1,940.0	(4.2)
Nonaccrual	32.5	31.6	(2.8)

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments.
Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due. Loans categorized as Non-Performing generally represent those that are 90 days or more past due.
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators as of March 31, 2025 and September 30, 2025 are based on information as of March 31, 2025 and September 30, 2025 respectively. For the Other segment, credit quality indicators as of March 31, 2025 and September 30, 2025 are generally based on information as of December 31, 2024 and June 30, 2025, respectively.
Allowance for credit losses

Six months ended September 30, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥745.5	¥57.0	¥36.4	¥405.2	¥112.9	¥1,357.0
Provision for (reversal of) credit losses	14.7	(2.4)	13.9	76.4	26.0	128.6
Charge-offs	18.2	0.1	11.3	101.0	27.8	158.4
Recoveries collected	5.8	0.0	0.5	18.4	7.0	31.7
Net charge-offs	12.4	0.1	10.8	82.6	20.8	126.7
Other(1)	(16.7)	—	—	19.8	8.8	11.9
Balance at end of period	¥731.1	¥54.5	¥39.5	¥418.8	¥126.9	¥1,370.8

Six months ended September 30, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥611.6	¥49.7	¥40.9	¥423.9	¥117.0	¥1,243.1
Provision for (reversal of) credit losses	(59.9)	(8.0)	15.8	64.8	18.9	31.6
Charge-offs	20.8	0.6	13.8	89.8	25.8	150.8
Recoveries collected	3.3	—	0.4	20.2	5.8	29.7
Net charge-offs	17.5	0.6	13.4	69.6	20.0	121.1
Other(1)(2)	(1.0)	—	—	32.9	(9.2)	22.7
Balance at end of period	¥533.2	¥41.1	¥43.3	¥452.0	¥106.7	¥1,176.3

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the six months ended September 30, 2025, the Krungsri segment includes the initial allowance for credit losses for the loans purchased with credit deterioration of ¥14.1 billion.

We recorded ¥31.6 billion of provision for credit losses for the six months ended September 30, 2025, compared to ¥128.6 billion of provision for credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2025 was ¥1,176.3 billion, a decrease of ¥66.8 billion from ¥1,243.1 billion as of March 31, 2025. The total allowance for credit losses represented 0.88% of the total loan balance as of September 30, 2025, compared to 0.95% as of March 31, 2025.
Between March 31, 2025 and September 30, 2025, the total balance of allowance for credit losses decreased mainly due to reversal of credit losses in the Commercial segment. Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥59.9 billion of reversal of credit losses for the six months ended September 30, 2025, compared to ¥14.7 billion of provision for credit losses for the same period of the previous fiscal year. The reversal of credit losses for the current six-month period primarily related to a large borrower in the domestic service and communication sector. In addition, our qualitative reserve recorded in light of the current outlook on the Russia-Ukraine situation decreased to ¥24.3 billion as of September 30, 2025 from ¥29.3 billion as of March 31, 2025. The ratio of loans classified as Close Watch to total loans in this segment decreased to 1.69% as of September 30, 2025 from 1.99% as of March 31, 2025. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.35% as of September 30, 2025 from 0.41% as of March 31, 2025. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.50% as of September 30, 2025 from 0.57% as of March 31, 2025.
Krungsri segment—We recorded ¥64.8 billion of provision for credit losses for the six months ended September 30, 2025, compared to ¥76.4 billion of provision for credit losses for the same period of the previous fiscal year. The provision for credit losses in the Krungsri segment decreased for the current six-month period compared to the same period of the previous fiscal year, mainly reflecting the positive impact of measures implemented to improve the collections and asset quality of loans in the automobile loan portfolio and at Krungsri's subsidiaries. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 13.41% as of September 30, 2025 from 13.24% as of March 31, 2025. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 4.75% as of September 30, 2025 from 4.79% as of March 31, 2025.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326, Financial Instruments - Credit Losses, to estimate credit losses. For more information on this guidance, see Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, Krungsri and Other.
For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition, results of operations and cash flows, historical payment experience, credit documentation, other public information and current trends.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.

For the Commercial and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card and Krungsri segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.

	March 31, 2025	September 30, 2025	% Change
	(in billions, except percentages)
Commercial	¥503.2	¥419.6	(16.6)%
Domestic	279.5	206.2	(26.2)
Foreign	223.7	213.4	(4.6)
Residential	35.9	33.6	(6.4)
Card	77.5	79.0	1.9
Krungsri	327.6	339.2	3.5
Other	32.5	31.6	(2.8)
Total(1)	¥976.7	¥903.0	(7.5)%

Note:
(1)The above table does not include loans held for sale of ¥20.3 billion and ¥20.4 billion as of March 31, 2025 and September 30, 2025, respectively.
Total nonaccrual loans decreased ¥73.7 billion between March 31, 2025 and September 30, 2025, primarily due to a decrease in the balance of nonaccrual loans in the Domestic Commercial segment. The decrease in nonaccrual loans in the Domestic Commercial segment mainly related to the loans to large borrowers in the domestic service and communication sectors. The increase in the Krungsri segment, mainly in the small and medium-sized enterprise banking business, primarily reflected the termination of restructuring programs implemented as part of the Thai government's COVID-19 relief measures.

Investment Portfolio
Our total investment securities decreased 6.9% to ¥54,272.4 billion as of September 30, 2025, compared to March 31, 2025. Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are classified as available-for-sale debt securities or held-to-maturity debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 31.4% as of September 30, 2025, compared to 37.9% as of March 31, 2025. The balance of such bonds decreased as we sold a portion of our available-for-sale Japanese government bond portfolio with unrealized losses. We also sold a portion of our Japanese prefectural and municipal bond portfolio with unrealized losses. Our holding of Japanese government bonds that are classified as held-to-maturity debt securities also decreased between March 31, 2025 and September 30, 2025. Such bonds accounted for 26.6% of the total investment securities as of September 30, 2025, compared to 24.6% as of March 31, 2025, as the total balance of investment securities decreased while the balance of such bonds on an amortized cost basis slightly increased.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2025 and September 30, 2025, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2024, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥700.0 billion within the three years ending March 31, 2027. During the six months ended September 30, 2025, we sold down an aggregate of approximately ¥63.0 billion of equity securities held in our strategic equity investment portfolio on the same acquisition cost basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	March 31, 2025			September 30, 2025			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,314.1	¥22,083.9	¥(230.2)	¥17,310.0	¥17,029.7	¥(280.3)	(22.4)%	(22.9)%	(21.7)%
Japanese prefectural and municipal bonds	319.8	310.0	(9.8)	215.4	206.6	(8.8)	(32.7)	(33.3)	10.8
Foreign government and official institution bonds	4,149.4	4,078.5	(70.9)	4,203.0	4,171.0	(32.0)	1.3	2.3	54.8
Corporate bonds	905.2	903.9	(1.3)	897.8	896.6	(1.2)	(0.8)	(0.8)	10.1
Mortgage-backed securities	1,121.8	1,122.0	0.2	1,066.5	1,067.1	0.6	(4.9)	(4.9)	55.1
Asset-backed securities	1,405.9	1,412.2	6.3	1,391.9	1,400.0	8.1	(1.0)	(0.9)	28.8
Other debt securities	502.4	502.6	0.2	438.9	440.5	1.6	(12.6)	(12.4)	N/M
Total available-for-sale debt securities	¥30,718.6	¥30,413.1	¥(305.5)	¥25,523.5	¥25,211.5	¥(312.0)	(16.9)%	(17.1)%	(2.2)%
Held-to-maturity debt securities
Japanese national government and Japanese government agency bonds	¥14,354.4	¥13,959.2	¥(395.2)	¥14,429.4	¥13,977.4	¥(452.0)	0.5%	0.1%	(14.4)%
Japanese prefectural and municipal bonds	2,545.6	2,452.5	(93.1)	2,700.5	2,599.3	(101.2)	6.1	6.0	(8.7)
Corporate bonds	214.9	211.3	(3.6)	239.1	235.3	(3.8)	11.2	11.4	(4.5)
Mortgage-backed securities	4,690.3	4,553.0	(137.3)	4,535.9	4,455.0	(80.9)	(3.3)	(2.2)	41.1
Asset-backed securities	1,466.9	1,470.9	4.0	1,940.4	1,946.0	5.6	32.3	32.3	37.8
Total held-to-maturity debt securities	¥23,272.2	¥22,647.0	¥(625.2)	¥23,845.3	¥23,213.0	¥(632.3)	2.5%	2.5%	(1.1)%

Net unrealized losses on available-for-sale debt securities increased 2.2% between March 31, 2025 and September 30, 2025 primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds. Net unrealized losses on Japanese national government and Japanese government agency bonds increased because their fair value declined as a result of rising interest rates in Japan. Net unrealized losses on available-for-sale foreign government and official institution bonds improved primarily as a result of an increase in their fair value due to declining interest rates outside of Japan.
The total amortized cost of available-for-sale debt securities decreased 16.9% reflecting decreases in our holdings of Japanese national government and Japanese government agency bonds and Japanese prefectural and municipal bonds. The amortized cost of Japanese national government and Japanese government agency bonds decreased 22.4% and the amortized cost of Japanese prefectural and municipal bonds decreased 32.7% mainly as a result of the sale of these bonds as an asset and liability management measure in the rising interest rate environment in Japan.
The amortized cost of held-to-maturity debt securities increased 2.5% between March 31, 2025 and September 30, 2025, primarily due to the purchase of held-to-maturity debt securities, primarily long-term bonds, as an asset and liability management measure in the rising interest rate environment in Japan. The increase in net unrealized losses on Japanese national government and Japanese government agency bonds reflected the decline in their fair value as a result of rising interest rates in Japan.

Equity Securities

	March 31, 2025	September 30, 2025	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥3,832.0	¥4,349.8	13.5%
Nonmarketable equity securities(1)	801.2	865.8	8.1
Total	¥4,633.2	¥5,215.6	12.6%

Note:
(1)These securities are equity securities, including unlisted common stocks and preferred shares, issued by both listed companies and unlisted companies, and carried at cost, except for those held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and measured at fair value, which are ¥100.8 billion and ¥137.3 billion at March 31, 2025 and September 30, 2025, respectively.

Equity securities increased 12.6% mainly due to the increase in Japanese stock prices at the end of September 2025 compared to the end of March 2025. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥305.4 billion to ¥4,285.8 billion as of September 30, 2025 from ¥4,591.2 billion as of March 31, 2025. This decrease reflected deceases in both domestic and foreign deposits.
Interest-earning deposits in other banks decreased ¥14,551.0 billion to ¥90,155.9 billion as of September 30, 2025 from ¥104,706.9 billion as of March 31, 2025. This decrease was mainly because of a decrease in deposits with the Bank of Japan.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥1,099.2 billion to ¥17,682.5 billion as of September 30, 2025 from ¥18,781.7 billion as of March 31, 2025. This decrease was mainly because of a decrease in short-term funding transactions as part of our asset and liability management.
Receivables under Securities Borrowing Transactions
Receivables under securities borrowing transactions increased ¥81.0 billion to ¥5,781.6 billion as of September 30, 2025 from ¥5,700.6 billion as of March 31, 2025. This increase was mainly because of an increase in collateral for funding in our securities subsidiaries.
Trading Account Assets
Trading account assets increased ¥8,189.2 billion to ¥67,606.3 billion as of September 30, 2025 from ¥59,417.1 billion as of March 31, 2025. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥4,646.4 billion to ¥43,301.2 billion as of September 30, 2025 from ¥38,654.8 billion as of March 31, 2025 mainly because of increased transaction volumes. Trading derivative assets increased ¥3,546.7 billion to ¥24,280.6 billion as of September 30, 2025 from ¥20,733.9 billion as of March 31, 2025 mainly due to an increase in interest rate derivative assets.
Total Liabilities
As of September 30, 2025, total liabilities were ¥378,001.6 billion, a decrease of ¥8,688.9 billion from ¥386,690.5 billion as of March 31, 2025. This was primarily due to a decrease of ¥10,928.3 billion in other short-term borrowings that were included in the balance of due to trust account and other short-term borrowings. This decrease was partially offset by an increase of ¥3,779.3 billion in trading account liabilities.

Deposits
Deposits are our primary source of funds. The total balance of deposits decreased ¥441.8 billion to ¥248,973.2 billion as of September 30, 2025 from ¥249,415.0 billion as of March 31, 2025. The decrease was mainly attributable to a decrease in corporate deposits in domestic offices, principally non-interest-bearing deposits.
The total average balance of interest-bearing deposits increased ¥2,991.4 billion to ¥212,864.9 billion for the six months ended September 30, 2025 from ¥209,873.5 billion for the same period of the previous fiscal year. This increase reflected increases in domestic and foreign interest-bearing deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥3,158.0 billion to ¥40,505.9 billion as of September 30, 2025 from ¥43,663.8 billion as of March 31, 2025. This decrease was mainly because of a decrease in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥10,928.3 billion to ¥13,708.6 billion as of September 30, 2025 from ¥24,636.9 billion as of March 31, 2025. This decrease was mainly due to a decrease in borrowings from the Bank of Japan.
Trading Account Liabilities
Trading account liabilities increased ¥3,779.3 billion to ¥25,282.2 billion as of September 30, 2025 from ¥21,502.9 billion as of March 31, 2025. This increase was mainly due to an increase in interest rate contracts.
Long-term Debt
Long-term debt increased ¥1,452.5 billion to ¥22,474.9 billion as of September 30, 2025 from ¥21,022.4 billion as of March 31, 2025. This increase was mainly due to an increase in issuance of new long-term debt by MUFG.
The average balance of long-term debt for the six months ended September 30, 2025 was ¥19,899.8 billion, a decrease of ¥15,894.7 billion from ¥35,794.5 billion for the same period of the previous fiscal year.
Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance decreased to ¥248,138.0 billion for the current six-month period from ¥248,894.6 billion for the same period of the prior fiscal year. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥19,931.3 billion, funded 64.0% of our average total assets of ¥418,787.3 billion during the current six-month period. Our deposits exceeded our loans before allowance for credit losses by ¥115,943.6 billion as of September 30, 2025 compared to ¥117,976.5 billion as of March 31, 2025. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the current six-month period was ¥69,513.2 billion. The average balance of long-term debt for the current six-month period was ¥19,899.8 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—Deterioration in market liquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity.” in our annual report on Form 20-F for the fiscal year ended March 31, 2025
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

For information on our commitments, guarantees and other off-balance sheet credit instruments, please see Note 13 to our unaudited condensed consolidated financial statements.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2025 and “Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” below.
Stable Funding Requirements for Banking Institutions in Japan
We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2025 and “Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.

Total Equity
The following table presents a summary of our total equity as of March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	4,300.0	4,299.5	0.0
Retained earnings	10,060.9	10,774.7	7.1
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings	9,821.3	10,535.1	7.3
Accumulated other comprehensive income, net of taxes	2,561.2	2,389.5	(6.7)
Treasury stock, at cost	(726.9)	(975.7)	(34.2)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥18,285.5	¥18,578.3	1.6%
Noncontrolling interests	964.2	1,086.4	12.7
Total equity	¥19,249.7	¥19,664.7	2.2%
Ratio of total equity to total assets	4.74%	4.95%

Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.
As of September 30, 2025, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.17% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Subordinated Debt.”

Leverage Requirements for Banking Institutions in Japan

Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2025, we were required to maintain a minimum leverage ratio of 3.95% consisting of the minimum requirement at 3.15% plus a leverage ratio buffer of 0.75%, which equaled 50% of the G-SIB surcharge, plus an additional 0.05%. Deposits with the Bank of Japan, however, remained excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
TLAC Requirements for Banking Institutions in Japan

Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of External TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. As of September 30, 2025, we were required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 7.10% on a total exposure basis. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2025. For information on the issuances of TLAC-qualified securities, see also “—Recent Developments—Issuances of TLAC Eligible Senior Debt.”

Capital Ratios, Leverage Ratios and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with the change, the amount of retained earnings under Japanese GAAP which is included in MUFG's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

	As of March 31, 2025	Minimum ratios required(1)	As of September 30, 2025	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥15,169.2		¥15,605.2
Additional Tier 1	2,635.6		3,096.7
Tier 1 capital	17,804.8		18,702.0
Tier 2 capital	2,340.1		2,350.7
Total capital	¥20,145.0		¥21,052.8
Risk-weighted assets	¥106,930.4		¥110,808.0
Capital ratios:
Common Equity Tier 1 capital	14.18%	8.66%	14.08%	8.67%
Tier 1 capital	16.65	10.16	16.87	10.17
Total capital	18.83	12.16	18.99	12.17
Leverage ratio(2)	5.29	3.95	5.45	3.95
External TLAC ratios
Risk-weighted assets basis(3)	24.64	18.00	25.26	18.00
Total exposure basis(2)	9.16	7.10	9.51	7.10

Notes:

(1)The minimum capital ratios required as of March 31, 2025 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The minimum capital ratios required as of September 30, 2025 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.17%.
(2)Deposits with the Bank of Japan are excluded from the total exposure based on notification issued by the FSA.
(3)The External TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2025 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of September 30, 2025 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.17%.
Management believes that, as of September 30, 2025, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2025 was lower compared to our ratio as of March 31, 2025 primarily due to an increase in risk-weighted assets. The increase in risk-weighted assets mainly reflected an increase in corporate exposures.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the amount of retained earnings under Japanese GAAP included in MUFG Bank's Common Equity Tier 1 capital component as of March 31, 2025, reflects Krungsri's relevant amount for the fifteen months ended March 31, 2025.

	As of March 31, 2025	As of September 30, 2025	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	15.10%	14.81%	4.50%
Tier 1 capital ratio	17.68	17.81	6.00
Total capital ratio	19.63	19.60	8.00
Leverage ratio(1)	5.45	5.70	3.15
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	13.56	13.02	4.50
Tier 1 capital ratio	16.41	15.97	6.00
Total capital ratio	19.96	20.14	8.00
Leverage ratio(1)	5.90	5.52	3.15
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	12.30	12.19	4.50
Tier 1 capital ratio	15.24	15.60	6.00
Total capital ratio	17.07	17.23	8.00
Leverage ratio(1)	4.51	4.82	3.15
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	14.35	13.39	4.50
Tier 1 capital ratio	16.89	15.96	6.00
Total capital ratio	20.06	19.59	8.00
Leverage ratio(1)	7.21	6.74	3.15

Note:

(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of September 30, 2025, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2025(1)(4)	June 30, 2025 (2)(4)	September 30, 2025(3)(4)
MUFG (consolidated)	163.8%	161.8%	160.8%
MUFG Bank (consolidated)	174.5	170.6	171.5
MUFG Bank (stand-alone)	182.6	180.0	181.4
Mitsubishi UFJ Trust and Banking (consolidated)	124.0	122.8	123.6
Mitsubishi UFJ Trust and Banking (stand-alone)	145.2	141.5	142.2

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 6, 2025 and March 31, 2025 divided by the average amount of net cash outflows for the same fifty-seven business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2025 and June 30, 2025 divided by the average amount of net cash outflows for the same sixty-two business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2025 and September 30, 2025 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan
The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of March 31, 2025	As of June 30, 2025	As of September 30, 2025
MUFG (consolidated)	120.9%	119.7%	115.0%
MUFG Bank (consolidated)	127.0	126.4	123.5
MUFG Bank (stand-alone)	127.5	126.9	124.6
Mitsubishi UFJ Trust and Banking (consolidated)	127.7	125.5	124.6
Mitsubishi UFJ Trust and Banking (stand-alone)	127.3	123.0	122.8
See “Sources of Funding and Liquidity.”

Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definitions of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2025, on a stand-alone basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥574.7 billion represented 255.6% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, on a consolidated basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥577.6 billion represented 255.6% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2025, on a stand-alone basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥564.2 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. As of the same date, on a consolidated basis, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥564.3 billion represented 300.7% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2025.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2025.
Market Risk
To measure market risks for trading and non-trading activities, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities. The VaR for our total trading activities in the six months ended September 30, 2025 measured using an HS-VaR model (holding period, one business day; confidence interval, 95%; and observation period, 250 business days) is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2025 was ¥1.89 billion, a ¥0.36 billion increase compared to March 31, 2025 primarily due to an increase in interest rate risk. Our average daily VaR for the six months ended September 30, 2025 was ¥2.32 billion.

	VaR for Trading Activities (April 1, 2025—September 30, 2025)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2025	March 31, 2025
	(in billions)
MUFG	¥2.32	¥3.36	¥1.36	¥1.89	¥1.53
Interest rate	1.96	2.46	1.41	2.24	1.56
Yen	1.23	1.85	0.80	1.43	0.98
U.S. Dollars	1.18	1.57	0.81	1.31	0.85
Foreign exchange	0.79	1.73	0.51	0.76	0.51
Equities	0.88	2.07	0.09	0.89	0.24
Commodities	0.00	0.00	0.00	0.00	0.00
Less diversification effect	(1.31)	—	—	(2.00)	(0.78)

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the six months ended September 30, 2025 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2025	¥2.36
July–September 2025	2.28
VaR for Non-Trading Activities. The VaR for our total non-trading activities as of September 30, 2025, excluding market risks related to our strategic equity portfolio and measured using an HS-VaR model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), is presented in the table below. The aggregate VaR as of September 30, 2025 was ¥500.2 billion, a ¥59.8 billion decrease from March 31, 2025 primarily due to a decrease in Japanese yen interest rate risk.
Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 73% of our total non-trading activity market risks as of September 30, 2025.
In the six months ended September 30, 2025, the average daily interest rate VaR totaled ¥443.4 billion, with the highest recorded VaR being ¥493.8 billion and the lowest being ¥404.0 billion.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2025.

	VaR for Non-Trading Activities (April 1, 2025—September 30, 2025)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2025	March 31, 2025
	(in billions)
MUFG	¥521.0	¥564.6	¥487.7	¥500.2	¥560.0
Interest rate	443.4	493.8	404.0	424.9	498.2
Yen	280.2	368.0	200.0	207.5	359.6
U.S. Dollars	338.0	388.3	287.7	374.6	360.8
Foreign exchange	7.2	10.3	4.2	9.2	5.2
Equities(2)	135.9	170.8	93.5	146.7	105.6
Commodities	0.1	0.2	0.1	0.1	0.1
Less diversification effect	(65.6)	—	—	(80.7)	(49.1)

Notes:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the six months ended September 30, 2025 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2025	¥452.05
July–September 2025	435.04
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2025 against that as of March 31, 2025, there was a 13 percentage point decrease in the Japanese yen from 48% to 35%, a 14 percentage point increase in the U.S. dollar from 49% to 63%, and a one percentage point decrease in the euro from 3% to 2%.
Limitations of the Market Risk Measurement Model and Related Measures
Actual losses may exceed the value at risk obtained by the application of an HS VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, we utilize back-testing to verify the effectiveness of our VaR measurement model.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2025	September 30, 2025
ASSETS
Cash and due from banks	¥4,591,186	¥4,285,816
Interest-earning deposits in other banks	104,706,928	90,155,899
Cash, due from banks and interest-earning deposits in other banks	109,298,114	94,441,715
Call loans, funds sold, and receivables under resale agreements	20,457,731	19,597,804
Receivables under securities borrowing transactions	5,700,568	5,781,603
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥9,276,102 and ¥11,873,374 at March 31, 2025 and September 30, 2025) (including ¥22,492,917 and ¥26,718,083 at March 31, 2025 and September 30, 2025 measured at fair value under fair value option)	59,417,128	67,606,288
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥5,907,604 and ¥3,217,463 at March 31, 2025 and September 30, 2025)	30,413,168	25,211,499
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,065,154 and ¥8,018,105 at March 31, 2025 and September 30, 2025) (fair value of ¥22,646,993 and ¥23,213,008 at March 31, 2025 and September 30, 2025)	23,272,185	23,845,332
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥970 and ¥1,681 at March 31, 2025 and September 30, 2025) (including ¥4,029,561 and ¥4,605,478 at March 31, 2025 and September 30, 2025 measured at fair value)	4,633,194	5,215,592
Total investment securities	58,318,547	54,272,423
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥84,440 and ¥80,729 at March 31, 2025 and September 30, 2025)	131,438,515	133,029,675
Allowance for credit losses	(1,243,075)	(1,176,349)
Net loans	130,195,440	131,853,326
Premises and equipment—net	919,854	1,015,384
Customers’ acceptance liability	538,752	579,623
Intangible assets—net	1,402,515	1,425,429
Goodwill	558,164	610,277
Other assets (including net of allowance for credit losses of ¥19,921 and ¥24,224 at March 31, 2025 and September 30, 2025)	19,133,398	20,482,440
Total assets	¥405,940,211	¥397,666,312
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥8,641	¥6,928
Interest-earning deposits in other banks	22,136	92,683
Trading account assets	1,379,227	1,595,491
Investment securities	2,478,281	2,370,835
Loans	16,709,249	17,083,697
All other assets	1,890,684	2,146,050
Total assets of consolidated VIEs	¥22,488,218	¥23,295,684

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2025	September 30, 2025
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥34,154,307	¥31,753,966
Interest-bearing	149,768,412	151,861,097
Overseas offices, principally interest-bearing	65,492,287	65,358,101
Total deposits	249,415,006	248,973,164
Call money, funds purchased, and payables under repurchase agreements	48,680,537	46,513,415
Payables under securities lending transactions	718,451	1,210,015
Due to trust account and other short-term borrowings (including ¥170,389 and ¥12,729 at March 31, 2025 and September 30, 2025 measured at fair value under fair value option)	28,399,567	16,431,765
Trading account liabilities	21,502,912	25,282,198
Bank acceptances outstanding	538,752	579,623
Long-term debt (including ¥153,742 and ¥112,134 at March 31, 2025 and September 30, 2025 measured at fair value under fair value option)	21,022,407	22,474,850
Other liabilities	16,412,841	16,536,557
Total liabilities	386,690,473	378,001,587
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 12,067,710,920 shares and 12,067,710,920 shares at March 31, 2025 and September 30, 2025, with no stated value	2,090,270	2,090,270
Capital surplus	4,300,021	4,299,510
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	9,821,359	10,535,168
Accumulated other comprehensive income, net of taxes	2,561,190	2,389,475
Treasury stock, at cost—561,241,249 common shares and 685,760,829 common shares at March 31, 2025 and September 30, 2025	(726,925)	(975,719)
Total Mitsubishi UFJ Financial Group shareholders’ equity	18,285,486	18,578,275
Noncontrolling interests	964,252	1,086,450
Total equity	19,249,738	19,664,725
Total liabilities and equity	¥405,940,211	¥397,666,312
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥42,029	¥30,663
Long-term debt	370,917	354,020
All other liabilities	176,028	146,023
Total liabilities of consolidated VIEs	¥588,974	¥530,706

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2024	2025
Interest income:
Loans, including fees	¥2,348,070	¥2,195,138
Deposits in other banks	372,370	559,118
Investment securities	404,110	430,627
Trading account assets	500,730	618,043
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	477,197	369,186
Total	4,102,477	4,172,112
Interest expense:
Deposits	1,462,814	1,309,461
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	674,879	674,130
Due to trust account, other short-term borrowings and trading account liabilities	219,395	243,400
Long-term debt	255,240	243,185
Total	2,612,328	2,470,176
Net interest income	1,490,149	1,701,936
Provision for credit losses	128,584	31,644
Net interest income after provision for credit losses	1,361,565	1,670,292
Non-interest income:
Fees and commissions income	1,013,028	1,124,798
Foreign exchange gains (losses) —net	202,840	(10,356)
Trading account profits (losses) —net	537,284	(263,017)
Investment securities gains (losses) —net	(485,145)	428,079
Equity in earnings of equity method investees—net	316,339	390,670
Other non-interest income	109,559	255,314
Total	1,693,905	1,925,488
Non-interest expense:
Salaries and employee benefits	714,830	738,757
Occupancy expenses—net	78,751	78,019
Fees and commissions expenses	203,719	218,452
Outsourcing expenses, including data processing	154,441	189,699
Depreciation of premises and equipment	41,685	41,007
Amortization of intangible assets	145,379	150,108
Insurance premiums, including deposit insurance	48,618	49,503
Communications	31,406	32,969
Taxes and public charges	58,868	67,643
Impairment of goodwill	―	37,703
Reversal of off-balance sheet credit instruments	(1,342)	(25,775)
Other non-interest expenses	235,038	332,761
Total	1,711,393	1,910,846
Income before income tax expense	1,344,077	1,684,934
Income tax expense	348,694	437,006
Net income before attribution of noncontrolling interests	995,383	1,247,928
Net income (loss) attributable to noncontrolling interests	(63,838)	85,325
Net income attributable to Mitsubishi UFJ Financial Group	¥1,059,221	¥1,162,603

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2024	2025
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥1,059,221	¥1,162,603
Effect of dilutive instruments:
Restricted stock units and performance stock units—Morgan Stanley	(2,550)	(3,100)
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥1,056,671	¥1,159,503

	Six months ended September 30,
(in thousands)	2024	2025
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	11,697,335	11,445,408
Effect of dilutive instruments:
Stock acquisition rights under the Stock Option Plan and the common shares of MUFG under the Board Incentive Plan and the Employee Stock Ownership Plan	274	1,195
Weighted average common shares for diluted computation	11,697,609	11,446,603

	Six months ended September 30,
(in Yen)	2024	2025
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥90.55	¥101.58
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	90.33	101.30

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2024	2025
Net income before attribution of noncontrolling interests	¥995,383	¥1,247,928
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	78,649	(22,101)
Net debt valuation adjustments	3,051	(24,959)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	232	(811)
Defined benefit plans	(24,099)	32,893
Foreign currency translation adjustments	286,518	(231,679)
Total	344,351	(246,657)
Comprehensive income	1,339,734	1,001,271
Net income (loss) attributable to noncontrolling interests	(63,838)	85,325
Other comprehensive income (loss) attributable to noncontrolling interests	101,099	(74,942)
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,302,473	¥990,888
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2024	2025
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270
Balance at end of period	¥2,090,270	¥2,090,270
Capital surplus:
Balance at beginning of period	¥4,635,892	¥4,300,021
Stock-based compensation	(13,255)	(6,512)
Other—net	(5,569)	6,001
Balance at end of period	¥4,617,068	¥4,299,510
Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571
Balance at end of period	¥239,571	¥239,571
Unappropriated retained earnings:
Balance at beginning of period	¥9,086,490	¥9,821,359
Net income attributable to Mitsubishi UFJ Financial Group	1,059,221	1,162,603
Cash dividends:
Common stock—¥20.50 per share and ¥39.00 per share in 2024 and 2025	(240,409)	(448,794)
Balance at end of period	¥9,905,302	¥10,535,168
Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥2,237,625	¥2,561,190
Net change during the period	243,252	(171,715)
Balance at end of period	¥2,480,877	¥2,389,475

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2024	2025
Treasury stock, at cost:
Balance at beginning of period	¥(614,111)	¥(726,925)
Purchases of shares of treasury stock	(118,423)	(250,032)
Sales of shares of treasury stock	9,308	1,982
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	7	(744)
Balance at end of period	¥(723,219)	¥(975,719)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥18,609,869	¥18,578,275
Noncontrolling interests:
Balance at beginning of period	¥841,350	¥964,252
Initial subscriptions of noncontrolling interests	2,363	137,882
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	13,992	13,321
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(1,072)	(24,391)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	(900)
Net income (loss) attributable to noncontrolling interests	(63,838)	85,325
Dividends paid to noncontrolling interests	(22,788)	(14,153)
Other comprehensive income (loss), net of taxes	101,099	(74,942)
Other—net	78	56
Balance at end of period	¥871,184	¥1,086,450
Total equity	¥19,481,053	¥19,664,725
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2024	2025
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥995,383	¥1,247,928
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Note 5)	187,064	191,115
Impairment of goodwill (Note 5)	—	37,703
Provision for credit losses	128,584	31,644
Investment securities (gains) losses—net	485,145	(428,079)
Foreign exchange (gains) losses—net	(581,822)	369,830
Equity in earnings of equity method investees—net	(316,339)	(390,670)
Provision for deferred income tax expense	96,801	78,424
Increase in trading account assets, excluding foreign exchange contracts	(1,776,220)	(6,374,823)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(425,212)	5,210,780
Increase in accrued interest receivable and other receivables	(19,556)	(144,647)
Decrease in accrued interest payable and other payables	(377,251)	(179,444)
Net increase in accrued income taxes and decrease in income tax receivables	77,897	159,631
Net decrease (increase) in collateral for derivative transactions	409,188	(1,173,934)
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	873,000	—
Other—net	(280,849)	(466,095)
Net cash used in operating activities	(524,187)	(1,830,637)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	25,573,028	38,144,895
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	23,391,946	18,125,727
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(47,046,817)	(54,713,055)
Proceeds from maturities of Held-to-maturity debt securities	3,456,073	1,785,290
Purchases of Held-to-maturity debt securities	(1,666,599)	(2,357,195)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	2,234,565	1,967,102
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB, net of cash acquired (Note 2)	(91,938)	—
Acquisition of WealthNavi Inc., a subsidiary of BK, net of cash acquired (Note 2)	—	(8,809)
Acquisition of TIDLOR Holdings Public Company Limited, a subsidiary of BK, net of cash acquired (Note 2)	—	(7,330)
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,641,403)	(2,070,496)
Net increase in loans	(3,214,221)	(479,267)
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,637,142	390,386
Capital expenditures for premises and equipment	(58,288)	(176,938)
Purchases of intangible assets	(148,415)	(169,779)
Proceeds from sales of consolidated VIEs and subsidiaries—net	45,167	100,780
Other—net	72,101	77,364
Net cash provided by investing activities	2,542,341	608,675

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2024	2025
Cash flows from financing activities:
Net decrease in deposits	(932,669)	(1,184,523)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	729,760	(1,147,680)
Net increase (decrease) in due to trust account and other short-term borrowings	11,713,964	(11,721,871)
Proceeds from issuance of long-term debt	1,329,247	2,673,034
Repayments of long-term debt	(16,446,445)	(1,596,983)
Proceeds from sales of treasury stock	11,002	2,833
Dividends paid	(240,285)	(448,431)
Payments for acquisition of treasury stock	(118,423)	(250,032)
Other—net	(3,780)	84,575
Net cash used in financing activities	(3,957,629)	(13,589,078)
Effect of exchange rate changes on cash and cash equivalents	(36,770)	(45,303)
Net decrease in cash and cash equivalents	(1,976,245)	(14,856,343)
Cash and cash equivalents at beginning of period	110,124,736	109,304,211
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	108,139,576	94,441,715
Restricted cash included in other assets	8,915	6,153
Cash and cash equivalents at end of period	¥108,148,491	¥94,447,868
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥2,673,967	¥2,446,818
Income taxes, net of refunds	173,996	202,527
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	6,988	2,830
Assets acquired under operating lease arrangements	22,618	22,384
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	282,224	—
Fair value of liabilities assumed	189,312	—
Acquisition of TIDLOR Holdings Public Company Limited, a subsidiary of BK, net of cash acquired (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	567,884
Fair value of liabilities assumed	—	364,252
Fair value of noncontrolling interests	—	125,997
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

1. BASIS OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.
Basis of Financial Statements
The accompanying condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying condensed consolidated financial statements reflect adjustments to conform with U.S. GAAP and therefore are not included in the consolidated financial statements issued by MUFG in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and certain of its subsidiaries in accordance with the corresponding applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions. The accompanying condensed semiannual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2025. Certain information that would be included in annual financial statements but is not required for reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
Accounting for Internal-Use Software Costs—In September 2025, the Financial Accounting Standards Board (“FASB”) issued new guidance which modernizes the accounting for software costs. This new guidance targets improvements to the accounting for internal-use software, intended to modernize the internal use software guidance, primarily by eliminating accounting consideration of software project development stages and enhances the guidance around the “probable-to-complete” threshold in determining when capitalization of internal-use software costs begins. This guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements.
Purchased loans—In November 2025, the FASB issued new guidance which addresses concerns about the accounting for acquired financial assets. Under current U.S. GAAP, financial assets acquired through a business combination, an asset acquisition, or the consolidation of a variable interest entity that is not a business are initially recorded at fair value, and an allowance for expected credit losses is separately recognized with an offsetting gross-up adjustments to the purchase price of the acquired financial assets (“gross-up approach”), if a financial asset acquired has a more-than-insignificant deterioration of credit risk since its origination. However, if it does not have such a deterioration of credit risk, an allowance for credit losses is recognized with a corresponding charge to credit loss expense. The new guidance requires that purchased loans (excluding credit cards), which are acquired without credit deterioration and deemed seasoned, be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. This guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
2. BUSINESS DEVELOPMENTS
Acquisition of Link Administration Holdings Limited
On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired 100% of the shares of Link Administration Holdings Limited for ¥113,524 million in cash. The new name of the company is MUFG Pension & Market Services Holdings Limited (“MPMS”).
The global pension and stock administration services will be provided under the new brand name “MUFG Pension & Market Services” driving MUFG to further accelerate its global business expansion via access to Australian funds and global corporate clients, facilitating the Global Investor Services Business to offer a broad range of solutions, allowing it to strengthen its global reach, develop growth opportunities, and expand its business scale.
The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. During the six months ended September 30, 2024, the MUFG Group incurred ¥3,856 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying condensed consolidated statements of income for the six months ended September 30, 2024. The total assets and liabilities of the acquired business were ¥153,019 million, including cash and bank deposits of ¥21,586 million and intangible assets of ¥67,283 million which consist of software and customer relationships, and ¥188,316 million, including long-term borrowings of ¥118,441 million, respectively. The goodwill resulting from the acquisition was ¥149,782 million, which was not deductible for income tax purposes, and was allocated to the Asset Management & Investor Services Business Group Segment. The intangible assets resulting from the acquisition primarily relate to customer relationships of ¥45,141 million with a weighted average amortization period of 17.8 years. The revenue and net loss of MPMS since the acquisition date were ¥13,354 million and ¥114 million, respectively, for the six months ended September 30, 2024.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of MPMS had occurred on April 1, 2024:

Six months ended September 30,
2024
(in millions)
Statements of income data
Total revenue	¥58,886
Net income attributable to Mitsubishi UFJ Financial Group	¥4,678
The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,271 million for the six months ended September 30, 2024.
Acquisition of WealthNavi Inc.
On December 2, 2024, MUFG Bank commenced a tender offer to acquire all of the remaining outstanding shares of WealthNavi Inc. (“WealthNavi”), a Japan-based online asset management service provider. Before the offer, MUFG Bank held 15.13% shares of WealthNavi which was accounted for using the equity method of accounting. The offer was open through January 20, 2025, and MUFG Bank paid ¥90,026 million in cash on January 27, 2025, to acquire the shares of WealthNavi. Subsequently, MUFG Bank carried out a squeeze-out process on March 6, 2025, and WealthNavi became a wholly owned subsidiary of MUFG Bank. The cash payment of ¥8,809 million for the shares acquired in the squeeze-out process was completed in April 2025.
Through this transaction, MUFG Bank intends to seek to enhance solutions for the long-term financial needs of customers by achieving synergies with WealthNavi such as (i) acceleration of development of a more comprehensive asset management advisory platform and further enrichment of user interface and experience, (ii) expansion of asset management capabilities and wider name recognition under the MUFG brand, (iii) strengthening of the online securities business with WealthNavi and Mitsubishi UFJ eSmart Securities Co., Ltd. complementing each other’s expertise and strengths, and (iv) utilization, where appropriate, of the methods and expertise of WealthNavi in business development and expansion management.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The total assets and total liabilities of the acquired business were ¥88,038 million, including cash and bank deposits of ¥34,424 million, and ¥43,294 million, including other liabilities of ¥33,722 million, respectively. The MUFG Group incurred ¥451 million of acquisition-related costs. The goodwill resulting from the acquisition was ¥63,730 million, which was not deductible for income tax purposes, and was allocated to the Retail & Digital Business Group Segment. The intangible assets resulting from the acquisition were ¥22,869 million of customer relationship with a weighted average amortization period of 9.0 years. The equity method interest in WealthNavi held by MUFG Bank immediately before the acquisition date was remeasured to a fair value of ¥9,638 million based on the quoted market price, resulting in a loss of ¥6,035 million which is included in Other non-interest income in the accompanying consolidated statements of income for the fiscal year ended March 31, 2025. For detailed information regarding the profit and loss, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2025.

Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of WealthNavi had occurred on April 1, 2024:

Six months ended September 30,
2024
(in millions)
Statements of income data
Total revenue	¥5,226
Net loss attributable to Mitsubishi UFJ Financial Group	¥(781)
The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,271 million for the six months ended September 30, 2024.
Acquisition of TIDLOR Holdings Public Company Limited
On June 11, 2024, the Extraordinary General Meeting of Ngern Tid Lor Public Company Limited (“NTL”), which was an equity method investee of Krungsri, approved the plan to restructure the shareholding and management structure of NTL. NTL provides loan and hire-purchase agreements for all types of vehicles, and acts as both a non-life and life insurance broker. The shareholding and management restructuring plan included the offering of newly issued shares by Tidlor Holdings Public Company Limited (“TIDLOR”). NTL arranged for TIDLOR to make a tender offer to purchase all of NTL’s securities from NTL’s shareholders by issuing and offering newly issued ordinary shares of TIDLOR in exchange for NTL’s existing ordinary shares. The securities swap ratio equaled 1 ordinary share of NTL for 1 new ordinary share of TIDLOR. In May 2025, Krungsri received 874,078,998 ordinary shares of TIDLOR.
On August 13, 2025, Krungsri completed the share purchase and transfer of 472,914,456 shares of TIDLOR at the amount of ¥37,281 million in cash from Siam Asia Credit Access Pte. Ltd., representing 16.33% of total issued ordinary shares in TIDLOR. This results in an increase of Krungsri's shareholding to 46.51%. However, Krungsri has the power to participate in management and control over TIDLOR. Accordingly, TIDLOR was changed from an equity method investee to a consolidated subsidiary.
Through this transaction, Krungsri aims to leverage TIDLOR's consistently strong and agile management to introduce innovative products and services that positively impact Thailand's underserved segment, particularly among retail and small-and-medium-sized customers. As a market leader, TIDLOR has demonstrated its ability to serve the diverse needs of customers and provide a better customer experience.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information in relation to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition. The total assets and total liabilities of the acquired business were ¥517,019 million, including net loans of ¥455,667 million, and ¥364,252 million, including long-term debt of ¥342,840 million, respectively. The fair value of the noncontrolling interests was ¥125,997 million. The equity method interest in TIDLOR held by Krungsri immediately before the acquisition date was remeasured to a fair value of ¥70,304 million based on the quoted market price, resulting in a gain of ¥12,568 million which is included in Other non-interest income in the accompanying condensed consolidated statements of income for the six months ended September 30, 2025. The goodwill resulting from the acquisition was ¥80,815 million, which was not deductible for income tax purposes, and was allocated to the Global Commercial Banking Business Group Segment. The revenue and net income of TIDLOR since the acquisition date were ¥14,776 million and ¥1,550 million, respectively, for the six months ended September 30, 2025. The acquired loans of TIDLOR, other than those purchased with credit deterioration, had a fair value of ¥321,715 million at the acquisition date, with unpaid principal balances of ¥329,474 million. At the acquisition date, the MUFG Group estimated these loans’ contractual cash flows expected not to be collected were ¥7,759 million for TIDLOR.
During the fiscal year ended March 31, 2025, the MUFG Group incurred ¥151 million of acquisition-related costs.

Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of TIDLOR had occurred on April 1, 2024:

	Six months ended September 30,
	2024	2025
	(in millions)
Statements of income data
Total revenue	¥47,289	¥52,107
Net income attributable to Mitsubishi UFJ Financial Group	¥3,177	¥4,316

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3. INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2025 and September 30, 2025:

At March 31, 2025:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,314,148	¥2,326	¥232,617	¥22,083,857
Japanese prefectural and municipal bonds	319,774	3	9,779	309,998
Foreign government and official institution bonds	4,149,418	11,679	82,628	4,078,469
Corporate bonds	905,194	10,213	11,524	903,883
Residential mortgage-backed securities	1,121,879	583	211	1,122,251
Asset-backed securities	1,405,859	7,491	1,199	1,412,151
Other debt securities	502,359	3,709	3,509	502,559
Total	¥30,718,631	¥36,004	¥341,467	¥30,413,168
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥14,354,434	¥4	¥395,239	¥13,959,199
Japanese prefectural and municipal bonds	2,545,627	—	93,141	2,452,486
Corporate bonds	214,949	—	3,602	211,347
Residential mortgage-backed securities	4,690,277	10,826	148,066	4,553,037
Asset-backed securities	1,466,898	4,447	421	1,470,924
Total	¥23,272,185	¥15,277	¥640,469	¥22,646,993

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2025:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥17,310,018	¥1,137	¥281,488	¥17,029,667
Japanese prefectural and municipal bonds	215,360	2	8,725	206,637
Foreign government and official institution bonds	4,203,012	24,194	56,235	4,170,971
Corporate bonds	897,787	10,218	11,396	896,609
Residential mortgage-backed securities	1,066,533	751	174	1,067,110
Asset-backed securities	1,391,937	9,741	1,637	1,400,041
Other debt securities	438,894	3,977	2,407	440,464
Total	¥25,523,541	¥50,020	¥362,062	¥25,211,499
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥14,429,441	¥—	¥452,027	¥13,977,414
Japanese prefectural and municipal bonds	2,700,544	—	101,255	2,599,289
Corporate bonds	239,104	—	3,764	235,340
Residential mortgage-backed securities	4,535,817	29,607	110,434	4,454,990
Asset-backed securities	1,940,426	6,674	1,125	1,945,975
Total	¥23,845,332	¥36,281	¥668,605	¥23,213,008

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2025 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥1,677,742	¥1,670,627	¥12,677,320
Due from one year to five years	7,438,053	7,286,660	5,636,464
Due from five years to ten years	8,035,027	7,679,672	4,848,036
Due after ten years	6,694,510	6,576,049	2,049,679
Total	¥23,845,332	¥23,213,008	¥25,211,499

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Realized Gains and Losses
For the six months ended September 30, 2024 and 2025, gross realized gains on sales of Available-for-sale debt securities were ¥36,529 million and ¥23,557 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥33,773 million and ¥106,329 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September 30, 2024, impairment losses on Available-for-sale debt securities of ¥12,825 million, mainly comprised of other debt securities, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of income.
For the six months ended September 30, 2025, impairment losses on Available-for-sale debt securities, comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of income and were not material.
For the six months ended September 30, 2024 and 2025, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2025 and September 30, 2025 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2025:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥19,809,049	¥109,736	¥1,160,183	¥122,881	¥20,969,232	¥232,617	311
Japanese prefectural and municipal bonds	30,167	82	279,731	9,697	309,898	9,779	282
Foreign government and official institution bonds	710,517	9,198	1,584,560	73,430	2,295,077	82,628	104
Corporate bonds	206,591	3,069	413,226	8,455	619,817	11,524	483
Residential mortgage-backed securities	—	—	274,894	211	274,894	211	9
Asset-backed securities	244,037	1,193	1,252	6	245,289	1,199	25
Other debt securities	213,737	423	48,799	3,086	262,536	3,509	74
Total	¥21,214,098	¥123,701	¥3,762,645	¥217,766	¥24,976,743	¥341,467	1,288

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2025:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,542,279	¥139,549	¥1,112,831	¥141,939	¥13,655,110	¥281,488	297
Japanese prefectural and municipal bonds	1,000	1	205,552	8,724	206,552	8,725	224
Foreign government and official institution bonds	401,453	998	1,393,032	55,237	1,794,485	56,235	78
Corporate bonds	160,628	1,675	426,738	9,721	587,366	11,396	440
Residential mortgage-backed securities	—	—	262,048	174	262,048	174	9
Asset-backed securities	173,572	1,637	38	—	173,610	1,637	20
Other debt securities	163,532	21	57,390	2,386	220,922	2,407	59
Total	¥13,442,464	¥143,881	¥3,457,629	¥218,181	¥16,900,093	¥362,062	1,127

Evaluating Available-for-sale Debt Securities for Impairment Losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of September 30, 2025, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2025 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2025, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2025, unrealized losses associated with these securities were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2025 and no impairment loss had been recorded.
Asset-backed securities
As of September 30, 2025, unrealized losses associated with these securities, other than highly illiquid securities for which fair values are difficult to determine, were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. For the highly illiquid securities, including certain collateralized loan obligations (“CLOs”), unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2025 and no impairment loss has been recorded.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2024 and 2025.

	Six months ended September 30,
	2024	2025
	(in millions)
Net gains (losses) recognized during the period(1)	¥(474,755)	¥520,036
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(97,385)	20,281
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(377,370)	¥499,755

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2025 and September 30, 2025.

	March 31, 2025	September 30, 2025
	(in millions)
Measurement alternative balance	¥603,633	¥610,114
The related adjustments for these securities during the six months ended September 30, 2024 and 2025 were as follows:

	Six months ended September 30,
	2024	2025
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(14,782)	¥(13,876)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥—	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥6,309	¥1,383

Notes:
(1)Included in Investment securities gains (losses)—net.
(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.
(4)The cumulative impairment losses at March 31, 2025 and September 30, 2025 were ¥65,989 million and ¥79,712 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2025 and September 30, 2025 were ¥2,961 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2025 and September 30, 2025 were ¥66,132 million and ¥67,161 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2025 for further information.
In the Commercial segment, expected credit losses of loans are measured on a collective basis when similar risk characteristics exist. The collectively-assessed allowance is measured over the contractual term of the loans that is adjusted for expected prepayments, using the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) loss forecasting model. The PD is determined as the marginal PD that denotes the likelihood that a borrower is observed to experience the default during a defined period of time, based on internal credit rating, geographical location, or industry of the borrower. With respect to the borrower internal credit rating, which is the basis for the determination in the PD model, certain banking subsidiaries in the Commercial segment enhanced the borrower internal credit rating system to provide for more sophisticated credit risk management. This enhancement represents a change in accounting estimate, with prospective application beginning April 1, 2025. The effect from this change did not have a material impact on the consolidated financial statements.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2025 and September 30, 2025.

	Past Due
At March 31, 2025:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,275	¥6,127	¥15,402	¥61,523,077	¥130,854	¥61,669,333	¥2,419
Foreign	4,310	22,018	26,328	45,465,082	756,409	46,247,819	4,667
Residential	32,739	10,711	43,450	12,518,330	—	12,561,780	3,157
Card	15,737	30,221	45,958	452,815	—	498,773	—
Krungsri	228,655	252,745	481,400	8,365,508	—	8,846,908	—
Other	21,555	28,744	50,299	2,006,393	—	2,056,692	—
Total	¥312,271	¥350,566	¥662,837	¥130,331,205	¥887,263	¥131,881,305	¥10,243
Unearned income, unamortized premiums—net and deferred loan fees—net						(442,790)
Total						¥131,438,515

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Past Due
At September 30, 2025:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,316	¥6,961	¥13,277	¥60,887,313	¥174,800	¥61,075,390	¥2,637
Foreign	1,250	19,476	20,726	46,702,839	961,157	47,684,722	4,614
Residential	32,624	10,395	43,019	12,665,268	—	12,708,287	2,798
Card	15,915	31,401	47,316	457,707	—	505,023	—
Krungsri	254,124	245,240	499,364	9,020,687	14,056	9,534,107	—
Other	22,063	26,847	48,910	1,922,675	—	1,971,585	—
Total	¥332,292	¥340,320	¥672,612	¥131,656,489	¥1,150,013	¥133,479,114	¥10,049
Unearned income, unamortized premiums—net and deferred loan fees—net						(449,439)
Total						¥133,029,675

Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2025 for further information.
The information on nonaccrual loans by class at March 31, 2025 and September 30, 2025 are shown below:

	Recorded Loan Balance
March 31, 2025:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥279,460	¥78,151
Foreign	223,696	35,266
Residential	35,884	3,885
Card	77,534	—
Krungsri	327,637	8,198
Other	32,490	9
Total	¥976,701	¥125,509

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
September 30, 2025:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥206,192	¥74,174
Foreign	213,373	33,682
Residential	33,575	3,627
Card	79,043	—
Krungsri	339,214	12,304
Other	31,573	7
Total	¥902,970	¥123,794

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥20,258 million and ¥20,447 million at March 31, 2025 and September 30, 2025, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.
The following table shows information regarding recognized interest income on nonaccrual loans for the six months ended September 30, 2024 and 2025:

	September 30, 2024	September 30, 2025
	(in millions)
Commercial
Domestic	¥2,121	¥1,845
Foreign	5,026	4,120
Residential	237	431
Card	14	22
Krungsri	7,585	6,993
Other	1,644	1,322
Total	¥16,627	¥14,733

Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2024 and 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2024:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥530	0.00%	¥—
Term extension	162,309	0.26	3,216
Combination of interest rate reduction and term extension	3,864	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	74,732	0.17	—
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	6,137	0.05	180
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	12,828	2.65	1,541
Combination of term extension and principal forgiveness	126	0.03	2
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥466	0.01%	¥4
Term extension	143,449	1.59	4,495
Combination of interest rate reduction and term extension	2,613	0.03	105
Combination of term extension and principal forgiveness	1,558	0.02	40
All other modifications and combinations	867	0.01	2
Other(2)
Interest rate reduction	¥831	0.04%	¥—
Term extension	6,626	0.33	1,121
Combination of interest rate reduction and term extension	—	—	4
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2025:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥—	—%	¥—
Term extension	219,800	0.36	2,466
Combination of interest rate reduction and term extension	100	0.00	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	78,049	0.16	17,160
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	5,611	0.04	26
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	13,966	2.77	1,398
Combination of term extension and principal forgiveness	135	0.03	1
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥1	0.00%	¥—
Term extension	92,935	0.97	10,719
Combination of interest rate reduction and term extension	41,400	0.43	439
Combination of term extension and principal forgiveness	118	0.00	11
All other modifications and combinations	928	0.01	—
Other(2)
Interest rate reduction	¥781	0.04%	¥612
Term extension	2,196	0.11	564
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:
(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
Loan modifications made to borrowers experiencing financial difficulty for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such loans on the period-ended amortized cost basis is immaterial, and the vast majority of nonaccrual modified loans have subsequently defaulted.
Loans that had a payment default during the period and had been modified to borrowers experiencing financial difficulty at the time of the modification within the previous 12 months preceding the payment default in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Additionally, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, Krungsri and Other segments, loan modifications made to borrowers experiencing financial difficulty in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when determining the allowance for credit losses, and are factored into projecting future cash flows for segments other than the Card segment, for which such default information is considered when using collectively-assessed allowance methodology.
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.16%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.6 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.2 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.22%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥431 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.79%.
Term extension	Added a weighted-average 3.6 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥658 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 8.30%.
Term extension	Added a weighted-average 1.0 year to the life of loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2025:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.05%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.9 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.8 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 18.00%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥509 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 5.53%.
Term extension	Added a weighted-average 2.4 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥3,067 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 2.50%.
Term extension	Added a weighted-average 1.0 year to the life of loans.
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the six months ended September 30, 2024 and 2025:

Six months ended September 30, 2024:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥324,632	¥100	¥62
Foreign	90,234	—	—
Residential(1)	11,403	603	121
Card(2)	18,127	4,034	2,005
Krungsri(2)	215,377	25,118	25,376
Other(2)	7,371	3,414	1,039
Total	¥667,144	¥33,269	¥28,603

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2025:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥285,958	¥187	¥460
Foreign	107,840	—	—
Residential(1)	8,258	577	55
Card(2)	19,264	3,735	1,741
Krungsri(2)	175,298	24,198	19,047
Other(2)	3,298	1,468	1,034
Total	¥599,916	¥30,165	¥22,337

Notes:
(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2025, and gross charge-offs for the fiscal year ended March 31, 2025 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2025:	2024	2023	2022	2021	2020	Prior
	(in millions)
Commercial:	¥36,144,399	¥14,800,806	¥9,780,316	¥4,868,593	¥4,571,927	¥9,808,543	¥26,976,735	¥78,570	¥107,029,889
Domestic	24,117,429	7,173,200	6,154,487	3,848,005	4,060,428	7,912,621	8,272,309	—	61,538,479
Normal	23,928,261	7,042,016	6,052,900	3,665,031	3,962,275	7,288,161	8,073,197	—	60,011,841
Close Watch	128,827	122,907	90,760	166,698	78,351	529,207	184,168	—	1,300,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,341	8,277	10,827	16,276	19,802	95,253	14,944	—	225,720
Gross charge-offs	1,371	2,259	2,078	592	261	3,140	907	—	10,608
Foreign	12,026,970	7,627,606	3,625,829	1,020,588	511,499	1,895,922	18,704,426	78,570	45,491,410
Normal	11,839,879	7,367,932	3,465,137	1,011,411	480,256	1,732,371	18,474,590	76,313	44,447,889
Close Watch	154,312	177,968	137,788	9,177	19,982	114,575	213,896	—	827,698
Likely to become Bankrupt or Legally/Virtually Bankrupt	32,779	81,706	22,904	—	11,261	48,976	15,940	2,257	215,823
Gross charge-offs	2,151	8,622	11,010	2,855	336	6,872	13,460	—	45,306
Residential	¥1,124,971	¥636,238	¥625,599	¥672,243	¥537,121	¥8,947,802	¥17,806	¥—	¥12,561,780
Accrual	1,124,734	636,136	625,164	672,068	536,861	8,914,948	16,419	—	12,526,330
Nonaccrual	237	102	435	175	260	32,854	1,387	—	35,450
Gross charge-offs	—	—	5	43	10	576	1	—	635
Card	¥38	¥179	¥270	¥310	¥279	¥703	¥416,238	¥80,756	¥498,773
Accrual	1	3	7	15	6	33	403,628	17,546	421,239
Nonaccrual	37	176	263	295	273	670	12,610	63,210	77,534
Gross charge-offs	3	52	112	93	70	152	9,249	12,271	22,002
Krungsri	¥1,688,668	¥1,487,981	¥1,002,889	¥546,198	¥239,302	¥904,667	¥2,955,217	¥21,986	¥8,846,908
Performing	1,507,924	1,325,246	855,947	442,848	193,714	651,811	2,698,374	7	7,675,871
Under-Performing	147,612	115,002	102,598	66,928	31,663	173,199	206,398	—	843,400
Non-Performing	33,132	47,733	44,344	36,422	13,925	79,657	50,445	21,979	327,637
Gross charge-offs	5,970	53,874	50,589	21,359	7,095	23,135	32,294	5,327	199,643
Other	¥795,726	¥385,741	¥162,365	¥38,968	¥34,651	¥91,677	¥547,564	¥—	¥2,056,692
Accrual	790,753	378,532	159,835	38,006	33,940	86,122	537,014	—	2,024,202
Nonaccrual	4,973	7,209	2,530	962	711	5,555	10,550	—	32,490
Gross charge-offs	6,492	30,173	9,590	2,623	383	3,075	6,621	—	58,957

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Credit quality indicators of loans and fiscal year of origination by class at September 30, 2025, and gross charge-offs for the six months ended September 30, 2025 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At September 30, 2025:	2025	2024	2023	2022	2021	Prior
	(in millions)
Commercial:	¥27,288,958	¥15,573,380	¥12,384,399	¥8,178,531	¥4,131,476	¥12,377,637	¥27,649,006	¥40,768	¥107,624,155
Domestic	19,215,735	7,913,108	6,464,712	5,534,581	3,422,739	10,285,638	8,064,077	—	60,900,590
Normal	19,145,473	7,781,435	6,379,649	5,467,954	3,341,169	9,639,529	7,897,500	—	59,652,709
Close Watch	67,180	103,618	78,790	56,428	66,412	559,375	154,050	—	1,085,853
Likely to become Bankrupt or Legally/Virtually Bankrupt	3,082	28,055	6,273	10,199	15,158	86,734	12,527	—	162,028
Gross charge-offs	575	509	339	351	321	1,647	1,933	—	5,675
Foreign	8,073,223	7,660,272	5,919,687	2,643,950	708,737	2,091,999	19,584,929	40,768	46,723,565
Normal	7,921,023	7,558,615	5,709,714	2,562,600	699,204	1,929,169	19,365,150	37,656	45,783,131
Close Watch	132,974	89,484	163,840	48,112	9,533	111,658	173,378	—	728,979
Likely to become Bankrupt or Legally/Virtually Bankrupt	19,226	12,173	46,133	33,238	—	51,172	46,401	3,112	211,455
Gross charge-offs	27	48	12,716	235	2	797	1,340	—	15,165
Residential	¥656,440	¥1,101,701	¥620,103	¥609,289	¥652,728	¥9,051,437	¥16,589	¥—	¥12,708,287
Accrual	656,373	1,101,519	620,017	608,870	652,533	9,020,488	15,365	—	12,675,165
Nonaccrual	67	182	86	419	195	30,949	1,224	—	33,122
Gross charge-offs	—	—	—	—	4	522	—	—	526
Card	¥1	¥98	¥239	¥288	¥284	¥899	¥419,416	¥83,798	¥505,023
Accrual	—	2	8	4	4	27	407,126	18,809	425,980
Nonaccrual	1	96	231	284	280	872	12,290	64,989	79,043
Gross charge-offs	—	30	76	111	82	147	5,329	8,030	13,805
Krungsri	¥1,373,752	¥1,420,406	¥1,340,093	¥808,966	¥449,781	¥990,754	¥3,114,071	¥22,228	¥9,520,051
Performing	1,247,404	1,219,863	1,170,434	661,861	352,730	717,340	2,874,211	6	8,243,849
Under-Performing	93,308	163,084	132,354	106,355	67,046	185,297	189,543	1	936,988
Non-Performing	33,040	37,459	37,305	40,750	30,005	88,117	50,317	22,221	339,214
Gross charge-offs	70	9,571	29,629	17,356	7,986	8,108	13,860	3,178	89,758
Other	¥480,513	¥417,193	¥276,922	¥117,120	¥25,913	¥98,154	¥555,770	¥—	¥1,971,585
Accrual	480,275	409,529	271,506	115,111	25,026	91,286	547,279	—	1,940,012
Nonaccrual	238	7,664	5,416	2,009	887	6,868	8,491	—	31,573
Gross charge-offs	789	12,184	7,529	1,459	326	958	2,603	—	25,848

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2025.
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators at March 31, 2025 and September 30, 2025 are based on information as of March 31, 2025 and September 30, 2025, respectively. For the Other segment, credit quality indicators at March 31, 2025 and September 30, 2025 are generally based on information as of December 31, 2024 and June 30, 2025, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Allowance for Credit Losses
Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2024 and 2025 are shown below:

Six months ended September 30, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961
Provision for (reversal of) credit losses	14,650	(2,408)	13,895	76,414	26,033	128,584
Charge-offs	18,185	75	11,284	101,030	27,803	158,377
Recoveries collected	5,759	5	512	18,452	6,967	31,695

Net charge-offs	12,426	70	10,772	82,578	20,836	126,682
Other(1)	(16,651)	—	—	19,772	8,820	11,941

Balance at end of period	¥731,087	¥54,486	¥39,546	¥418,819	¥126,866	¥1,370,804

Six months ended September 30, 2025:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥611,622	¥49,607	¥40,927	¥423,857	¥117,062	¥1,243,075
Provision for (reversal of) credit losses	(59,859)	(8,018)	15,824	64,826	18,871	31,644
Charge-offs	20,840	526	13,805	89,758	25,848	150,777
Recoveries collected	3,302	—	370	20,246	5,827	29,745

Net charge-offs	17,538	526	13,435	69,512	20,021	121,032
Other(1)(2)	(1,055)	—	—	32,890	(9,173)	22,662

Balance at end of period	¥533,170	¥41,063	¥43,316	¥452,061	¥106,739	¥1,176,349

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the six months ended September 30, 2025, the Krungsri segment includes the initial allowance for credit losses for the loans purchased with credit deterioration of ¥14,067 million.
The MUFG Group sold ¥1,761 billion and ¥1,859 billion of loans within the Commercial segment during the six months ended September 30, 2024 and 2025, respectively.
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
For the Commercial, Krungsri and Other segments, collateral relating to these loans was comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits, etc. For the Residential segment, collateral on these loans was mainly real estate.
Other Financial Receivable
Accounts receivable-Other, which is included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥2,026,871 million and ¥2,075,599 million as of March 31, 2025 and September 30, 2025, respectively, and were primarily comprised of receivables relating to the credit card business. The provision or reversal of the allowance for credit losses

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
relating to the receivables was included in Non-interest expense on the condensed consolidated statements of income. The credit quality for these receivables is primarily evaluated based on the extent of delinquency.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the six months ended September 30, 2024 and 2025 is primarily due to provision or reversal of the allowance for the receivables.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable totaled ¥761,358 million and ¥805,983 million as of March 31, 2025 and September 30, 2025, respectively, and is included in Other assets on the condensed consolidated balance sheets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

5. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025
	(in millions)
Balance at beginning of period
Goodwill(1)	¥1,086,510	¥1,301,005
Accumulated impairment losses(1)	(592,752)	(742,841)
	493,758	558,164
Goodwill acquired during the six months(2)	151,774	101,169
Impairment loss	—	(37,703)
Foreign currency translation adjustments and other	30,849	(11,353)
Balance at end of period
Goodwill	1,269,133	1,390,821
Accumulated impairment losses	(592,752)	(780,544)
	¥676,381	¥610,277

Notes:
(1)Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2024, is not included in the table above.
(2)See Note 2 for the goodwill acquired in connection with acquisitions.
For the six months ended September 30, 2025, the MUFG Group recognized ¥37,703 million of impairment of goodwill relating to the MUFG Pension & Market Services reporting unit within the Asset Management & Investor Services Business Group segment. Due largely to the loss of a significant client and the decline in corporate activities in the capital market, the reporting unit’s cash flow projections have decreased. As a result, the fair value of the reporting unit was measured on September 30, 2025, for the quantitative goodwill impairment test, and led to an impairment of goodwill as the fair value had fallen below the carrying amount of the reporting unit. The income approach estimates the fair value of the reporting unit by discounting management’s projections of the reporting unit’s cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of projected results, using a discount rate derived from the capital asset pricing model.

Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2025 and September 30, 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2025	September 30, 2025
	(in millions)
Intangible assets subject to amortization:
Software	¥1,011,826	¥1,049,411
Customer relationships	296,118	282,889
Core deposit intangibles	36,151	29,885
Trade names	36,312	34,293
Other	13,881	21,048
Total	1,394,288	1,417,526
Intangible assets not subject to amortization:
Other	8,227	7,903
Total	¥1,402,515	¥1,425,429

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6. LEASE TRANSACTIONS
Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing leases are presented in loans. In certain cases, the MUFG Group requests lessees to deposit an amount nearly, or equal to, the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2024 and September 30, 2025:

	September 30, 2024	September 30, 2025
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥73,163	¥72,707
Operating leases:
Lease income	5,085	5,921
Total	¥78,248	¥78,628
Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

7. PLEDGED ASSETS AND COLLATERAL
At September 30, 2025, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2025
(in millions)
Trading account securities	¥14,483,450
Investment securities	10,900,728
Loans	8,883,209
Other	24,100
Total	¥34,291,487
The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2025
(in millions)
Deposits	¥15,659
Call money and funds purchased	192,910
Payables under repurchase agreements and securities lending transactions	25,082,094
Other short-term borrowings and long-term debt	8,999,143
Other	1,681
Total	¥34,291,487
At September 30, 2025, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥27,852,688 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2025 and September 30, 2025, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,566,588 million and ¥3,428,864 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,415,939 million and ¥1,080,428 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8. SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2024	2025	2024		2025
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥16,104	¥13,938	¥7,731	¥47	¥6,429	¥55
Interest cost on projected benefit obligation	12,041	15,195	4,423	643	4,551	568
Expected return on plan assets	(48,224)	(49,708)	(6,202)	(835)	(5,702)	(714)
Amortization of net actuarial loss (gain)	(9,002)	(14,284)	276	61	990	(19)
Amortization of prior service cost	(355)	73	(416)	(225)	(227)	(215)
Gain on settlements and curtailment	(7,683)	(8,916)	—	—	—	—
Other	(110)	143	(956)	(301)	(130)	—
Net periodic benefit cost (income)	¥(37,229)	¥(43,559)	¥4,856	¥(610)	¥5,911	¥(325)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

9. OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2025 and September 30, 2025, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and set off collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At March 31, 2025:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥20,748	¥—	¥20,748	¥(17,542)	¥(1,053)	¥2,153
Receivables under resale agreements	21,538	(2,756)	18,782	(17,515)	(1)	1,266
Receivables under securities borrowing transactions	5,720	(19)	5,701	(4,154)	—	1,547
Total	¥48,006	¥(2,775)	¥45,231	¥(39,211)	¥(1,054)	¥4,966
Financial liabilities:
Derivative liabilities	¥20,995	¥—	¥20,995	¥(17,031)	¥(1,477)	¥2,487
Payables under repurchase agreements	46,381	(2,717)	43,664	(41,856)	(144)	1,664
Payables under securities lending transactions	737	(19)	718	(693)	—	25
Obligations to return securities received as collateral	6,047	—	6,047	(1,502)	—	4,545
Total	¥74,160	¥(2,736)	¥71,424	¥(61,082)	¥(1,621)	¥8,721

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At September 30, 2025:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥24,298	¥—	¥24,298	¥(21,205)	¥(786)	¥2,307
Receivables under resale agreements	19,915	(2,232)	17,683	(16,454)	(1)	1,228
Receivables under securities borrowing transactions	5,782	—	5,782	(4,454)	—	1,328
Total	¥49,995	¥(2,232)	¥47,763	¥(42,113)	¥(787)	¥4,863
Financial liabilities:
Derivative liabilities	¥25,014	¥—	¥25,014	¥(20,807)	¥(1,940)	¥2,267
Payables under repurchase agreements	42,738	(2,232)	40,506	(38,525)	(51)	1,930
Payables under securities lending transactions	1,210	—	1,210	(1,194)	—	16
Obligations to return securities received as collateral	6,883	—	6,883	(1,257)	—	5,626
Total	¥75,845	¥(2,232)	¥73,613	¥(61,783)	¥(1,991)	¥9,839

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10. REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2025 and September 30, 2025. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2025
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥10,579	¥29,902	¥4,754	¥1,146	¥46,381
Payables under securities lending transactions	717	3	—	17	737
Obligations to return securities received as collateral	5,185	399	155	308	6,047
Total	¥16,481	¥30,304	¥4,909	¥1,471	¥53,165

	September 30, 2025
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥15,959	¥21,277	¥4,484	¥1,018	¥42,738
Payables under securities lending transactions	1,205	5	—	—	1,210
Obligations to return securities received as collateral	6,035	221	323	304	6,883
Total	¥23,199	¥21,503	¥4,807	¥1,322	¥50,831

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2025 and September 30, 2025 was as follows:

	March 31, 2025
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥16,652	¥165	¥3,438	¥20,255
Foreign government and official institution bonds	16,955	30	917	17,902
Corporate bonds	1,012	—	358	1,370
Residential mortgage-backed securities	10,695	—	—	10,695
Other debt securities	190	—	2	192
Marketable equity securities	846	531	1,332	2,709
Other	31	11	—	42
Total	¥46,381	¥737	¥6,047	¥53,165

	September 30, 2025
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥10,200	¥578	¥3,549	¥14,327
Foreign government and official institution bonds	19,961	10	1,234	21,205
Corporate bonds	978	—	335	1,313
Residential mortgage-backed securities	9,485	—	5	9,490
Other debt securities	174	—	2	176
Marketable equity securities	1,088	619	1,758	3,465
Other	852	3	—	855
Total	¥42,738	¥1,210	¥6,883	¥50,831

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11. ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in Accumulated other comprehensive income (“Accumulated OCI”), net of tax and net of noncontrolling interests, for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025
	(in millions)
Accumulated other comprehensive income, net of taxes:
Net unrealized losses on investment securities:
Balance at beginning of period	¥(826,271)	¥(883,061)
Net change during the period	41,091	31,954
Balance at end of period	¥(785,180)	¥(851,107)
Net debt valuation adjustments:
Balance at beginning of period	¥(41,382)	¥(30,121)
Net change during the period	3,051	(24,959)
Balance at end of period	¥(38,331)	¥(55,080)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥63	¥(1,199)
Net change during the period	178	(621)
Balance at end of period	¥241	¥(1,820)
Defined benefit plans:
Balance at beginning of period	¥389,392	¥461,286
Net change during the period	(23,831)	32,968
Balance at end of period	¥365,561	¥494,254
Foreign currency translation adjustments:
Balance at beginning of period	¥2,715,823	¥3,014,285
Net change during the period	222,763	(211,057)
Balance at end of period	¥2,938,586	¥2,803,228
Balance at end of period	¥2,480,877	¥2,389,475

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024			2025
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥58,792	¥13,182	¥71,974	¥(106,055)	¥27,573	¥(78,482)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	10,142	(3,467)	6,675	82,983	(26,602)	56,381
Net change	68,934	9,715	78,649	(23,072)	971	(22,101)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			37,558			(54,055)
Net unrealized gains on investment securities attributable to Mitsubishi UFJ Financial Group			41,091			31,954
Net debt valuation adjustments:
Net debt valuation adjustments	3,950	(1,210)	2,740	(36,755)	11,593	(25,162)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	448	(137)	311	297	(94)	203
Net change	4,398	(1,347)	3,051	(36,458)	11,499	(24,959)
Net debt valuation adjustments attributable to noncontrolling interests			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			3,051			(24,959)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized losses on derivatives qualifying for cash flow hedges	(8,998)	1,796	(7,202)	(4,318)	873	(3,445)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	9,292	(1,858)	7,434	3,292	(658)	2,634
Net change	294	(62)	232	(1,026)	215	(811)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			54			(190)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			178			(621)
Defined benefit plans:
Defined benefit plans	(16,030)	3,867	(12,163)	70,529	(22,408)	48,121
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(17,210)	5,274	(11,936)	(22,339)	7,111	(15,228)
Net change	(33,240)	9,141	(24,099)	48,190	(15,297)	32,893
Defined benefit plans attributable to noncontrolling interests			(268)			(75)
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(23,831)			32,968
Foreign currency translation adjustments:
Foreign currency translation adjustments	219,251	71,910	291,161	(244,651)	16,879	(227,772)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(6,824)	2,181	(4,643)	(5,417)	1,510	(3,907)
Net change	212,427	74,091	286,518	(250,068)	18,389	(231,679)
Foreign currency translation adjustments attributable to noncontrolling interests			63,755			(20,622)
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			222,763			(211,057)
Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥243,252			¥(171,715)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net losses (gains) on sales and redemptions of Available-for-sale debt securities	¥(2,687)	¥82,656	Investment securities gains (losses)—net
Impairment losses on investment securities	12,798	—	Investment securities gains (losses)—net
Other	31	327
	10,142	82,983	Total before tax
	(3,467)	(26,602)	Income tax expense
	¥6,675	¥56,381	Net of tax
Net debt valuation adjustments	¥448	¥297	Equity in earnings of equity method investees—net
	448	297	Total before tax
	(137)	(94)	Income tax expense
	¥311	¥203	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Foreign exchange contracts	¥9,292	¥3,292	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
	9,292	3,292	Total before tax
	(1,858)	(658)	Income tax expense
	¥7,434	¥2,634	Net of tax
Defined benefit plans
Net actuarial gain(1)	¥(8,665)	¥(13,313)	Other non-interest expenses
Prior service cost(1)	(996)	(369)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(7,549)	(8,657)	Other non-interest expenses
	(17,210)	(22,339)	Total before tax
	5,274	7,111	Income tax expense
	¥(11,936)	¥(15,228)	Net of tax
Foreign currency translation adjustments	¥(6,824)	¥(5,417)	Other non-interest income
	(6,824)	(5,417)	Total before tax
	2,181	1,510	Income tax expense
	¥(4,643)	¥(3,907)	Net of tax
Total reclassifications for the period	¥(4,152)	¥58,816	Total before tax
	1,993	(18,733)	Income tax expense
	¥(2,159)	¥40,083	Net of tax

Note:
(1)These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12. DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2025 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2025, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2025 and September 30, 2025:

	Notional amounts(1)
	March 31, 2025	September 30, 2025
	(in trillions)
Interest rate contracts	¥2,122.7	¥2,368.0
Foreign exchange contracts	346.9	385.5
Equity contracts	5.1	6.0
Commodity contracts	0.2	0.2
Credit derivatives	5.0	5.6
Other	3.6	4.1
Total	¥2,483.5	¥2,769.4

Note:
(1)Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2025 and September 30, 2025:

	Fair value of derivative instruments
	March 31, 2025(1)(5)			September 30, 2025(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥14,896	¥—	¥14,896	¥19,177	¥—	¥19,177
Foreign exchange contracts	5,621	4	5,625	4,935	3	4,938
Equity contracts	146	—	146	97	—	97
Commodity contracts	20	—	20	18	—	18
Credit derivatives	51	—	51	53	—	53
Other(6)	10	—	10	15	—	15
Total derivative assets	¥20,744	¥4	¥20,748	¥24,295	¥3	¥24,298
Derivative liabilities:
Interest rate contracts	¥16,071	¥—	¥16,071	¥20,350	¥—	¥20,350
Foreign exchange contracts	4,905	3	4,908	4,626	7	4,633
Equity contracts	62	—	62	94	—	94
Commodity contracts	20	—	20	17	—	17
Credit derivatives	53	—	53	59	—	59
Other(6)	(119)	—	(119)	(139)	—	(139)
Total derivative liabilities	¥20,992	¥3	¥20,995	¥25,007	¥7	¥25,014

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)Except for the derivative instruments described in (6), the derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes and are presented in Trading account assets and liabilities.
(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
(6)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income for the six months ended September 30, 2024 and 2025:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2024:
Interest rate contracts	¥—	¥(103)	¥(103)
Foreign exchange contracts	258	—	258
Equity contracts	—	215	215
Credit derivatives	—	2	2
Other(1)	23	(10)	13
Total	¥281	¥104	¥385
Six months ended September 30, 2025:
Interest rate contracts	¥—	¥(552)	¥(552)
Foreign exchange contracts	(169)	—	(169)
Equity contracts	—	(227)	(227)
Credit derivatives	—	(16)	(16)
Other(1)	4	(9)	(5)
Total	¥(165)	¥(804)	¥(969)

Note:
(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2025 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2025 and September 30, 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2025:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥185,770	¥710,973	¥175,920	¥1,072,663	¥(17,118)
Non-investment grade	32,574	126,652	7,425	166,651	1,382
Total	218,344	837,625	183,345	1,239,314	(15,736)
Index and basket credit default swaps :
Investment grade(2)	69,289	609,651	22,729	701,669	(8,753)
Non-investment grade	—	—	—	—	—
Not rated	—	129,858	7,632	137,490	(2,611)
Total	69,289	739,509	30,361	839,159	(11,364)
Total credit default swaps sold	¥287,633	¥1,577,134	¥213,706	¥2,078,473	¥(27,100)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2025:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥163,763	¥710,644	¥136,991	¥1,011,398	¥(15,865)
Non-investment grade	41,338	121,501	7,349	170,188	1,404
Total	205,101	832,145	144,340	1,181,586	(14,461)
Index and basket credit default swaps :
Investment grade(2)	71,000	776,117	30,456	877,573	(9,387)
Non-investment grade	59,552	—	—	59,552	(391)
Not rated	—	213,481	8,632	222,113	(4,705)
Total	130,552	989,598	39,088	1,159,238	(14,483)
Total credit default swaps sold	¥335,653	¥1,821,743	¥183,428	¥2,340,824	¥(28,944)

Notes:
(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥24 billion and ¥1,816 billion, respectively, at March 31, 2025, and approximately ¥26 billion and ¥2,094 billion, respectively, at September 30, 2025.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2025 and September 30, 2025 was approximately ¥0.6 trillion and ¥0.7 trillion, respectively, for which the MUFG Group

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
has posted collateral of approximately ¥161 billion and ¥216 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥43 billion and ¥142 billion, respectively, as of March 31, 2025 and ¥49 billion and ¥124 billion, respectively, as of September 30, 2025.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

13. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2025. The table below presents the contractual or notional amounts of such guarantees at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥5,987
Performance guarantees	4,851	5,019
Derivative instruments(1)(2)	54,701	55,084
Liabilities of trust accounts	21,236	21,710
Other	10	—
Total	¥86,790	¥87,800

Notes:
(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2025 and September 30, 2025. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2025:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,992	¥5,694	¥282	¥14	¥2
Performance guarantees	4,851	4,734	45	23	49
Total	¥10,843	¥10,428	¥327	¥37	¥51

At September 30, 2025:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,987	¥5,805	¥151	¥18	¥13
Performance guarantees	5,019	4,882	70	3	64
Total	¥11,006	¥10,687	¥221	¥21	¥77

Note:
(1)See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings” in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2025.
The guarantees that the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2025.
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2025. The table below presents the contractual amounts with regard to such instruments at March 31, 2025 and September 30, 2025:

	March 31, 2025	September 30, 2025
	(in billions)
Commitments to extend credit	¥96,370	¥101,018
Commercial letters of credit	717	665
Commitments to make investments	718	734

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14. CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥5,439 million and ¥3,266 million as of March 31, 2025 and September 30, 2025, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2024 and 2025 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

15. VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2025 for further information about the MUFG Group’s involvements with VIEs.
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2025 and September 30, 2025:

Consolidated VIEs	Consolidated assets
At March 31, 2025:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,814,826	¥57,908	¥11,001	¥87,129	¥1,094,698	¥6,531,210	¥32,880
Investment funds	2,255,725	8,623	48,396	420,259	90,580	—	1,687,867
Special purpose entities created for structured financing	313,346	—	14,509	—	—	158,337	140,500
Repackaged instruments	377,261	5,500	—	203,970	142,283	15,000	10,508
Securitization of the MUFG Group’s assets	10,113,082	—	174	—	—	10,100,566	12,342
Trust arrangements	3,618,564	—	—	740,514	1,661,663	1,216,343	44
Other	237,291	1,897	6,050	8,024	38,657	3,997	178,666
Total consolidated assets before elimination	24,730,095	73,928	80,130	1,459,896	3,027,881	18,025,453	2,062,807
The amounts eliminated in consolidation	(2,241,877)	(65,287)	(57,994)	(80,669)	(549,600)	(1,316,204)	(172,123)
Total consolidated assets	¥22,488,218	¥8,641	¥22,136	¥1,379,227	¥2,478,281	¥16,709,249	¥1,890,684

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,756,296	¥—	¥5,928,518	¥1,453,912	¥373,866
Investment funds	1,581,746	—	1,533,915	9,148	38,683
Special purpose entities created for structured financing	170,180	—	—	131,594	38,586
Repackaged instruments	340,464	—	—	222,733	117,731
Securitization of the MUFG Group’s assets	10,123,630	—	—	10,120,219	3,411
Trust arrangements	3,618,686	1,715,116	1,054,466	—	849,104
Other	288,690	—	650	244,285	43,755
Total consolidated liabilities before elimination	23,879,692	1,715,116	8,517,549	12,181,891	1,465,136
The amounts eliminated in consolidation	(16,567,315)	(651)	(4,084,517)	(11,771,730)	(710,417)
The amount of liabilities with recourse to the general credit of the MUFG Group	(6,723,403)	(1,714,465)	(4,391,003)	(39,244)	(578,691)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥588,974	¥—	¥42,029	¥370,917	¥176,028

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2025:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,428,414	¥54,971	¥11,001	¥41,277	¥1,004,098	¥6,238,910	¥78,157
Investment funds	2,639,941	12,025	110,410	588,198	122,568	6,597	1,800,143
Special purpose entities created for structured financing	407,335	—	8,710	—	—	142,943	255,682
Repackaged instruments	586,816	4,446	2	396,977	145,404	15,000	24,987
Securitization of the MUFG Group’s assets	10,796,496	—	—	—	—	10,783,828	12,668
Trust arrangements	3,561,885	—	—	840,946	1,549,912	1,171,025	2
Other	224,839	733	6,634	8,024	38,853	3,839	166,756
Total consolidated assets before elimination	25,645,726	72,175	136,757	1,875,422	2,860,835	18,362,142	2,338,395
The amounts eliminated in consolidation	(2,350,042)	(65,247)	(44,074)	(279,931)	(490,000)	(1,278,445)	(192,345)
Total consolidated assets	¥23,295,684	¥6,928	¥92,683	¥1,595,491	¥2,370,835	¥17,083,697	¥2,146,050

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,394,006	¥—	¥5,664,124	¥1,391,032	¥338,850
Investment funds	1,700,951	—	1,669,121	9,627	22,203
Special purpose entities created for structured financing	213,458	—	2,942	191,294	19,222
Repackaged instruments	512,405	—	—	233,646	278,759
Securitization of the MUFG Group’s assets	10,806,922	—	—	10,803,002	3,920
Trust arrangements	3,561,098	1,641,807	995,686	—	923,605
Other	277,465	—	512	242,382	34,571
Total consolidated liabilities before elimination	24,466,305	1,641,807	8,332,385	12,870,983	1,621,130
The amounts eliminated in consolidation	(17,332,304)	—	(4,007,809)	(12,493,143)	(831,352)
The amount of liabilities with recourse to the general credit of the MUFG Group	(6,603,295)	(1,641,807)	(4,293,913)	(23,820)	(643,755)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥530,706	¥—	¥30,663	¥354,020	¥146,023
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2025 and September 30, 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2025:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥31,849,272	¥9,236,883	¥7,249,130	¥27,429	¥2,221,035	¥5,000,666	¥—	¥1,118	¥1,118
Investment funds	219,612,579	7,752,891	4,707,766	189,956	184,096	4,099,421	234,293	11,684	11,684
Special purpose entities created for structured financing	78,811,641	8,945,829	6,134,534	111,542	78,102	5,926,307	18,583	235,770	235,770
Repackaged instruments	8,162,093	4,431,963	4,282,437	2,120,466	1,439,837	559,491	162,643	—	—
Other	128,487,667	4,400,339	3,094,247	302,927	59,766	2,618,862	112,692	11,609	11,609
Total	¥466,923,252	¥34,767,905	¥25,468,114	¥2,752,320	¥3,982,836	¥18,204,747	¥528,211	¥260,181	¥260,181

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2025:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥33,969,474	¥9,392,165	¥7,394,261	¥29,423	¥2,049,029	¥5,315,809	¥—	¥291	¥291
Investment funds	274,925,911	9,320,886	6,082,732	282,007	404,855	5,179,311	216,559	14,640	14,640
Special purpose entities created for structured financing	82,707,148	10,198,313	6,606,985	99,134	76,818	6,399,993	31,040	186,946	186,946
Repackaged instruments	9,832,483	5,049,118	4,909,320	2,141,151	2,048,241	671,281	48,647	—	—
Other	105,422,173	4,258,029	2,850,663	205,553	60,269	2,465,124	119,717	5,901	5,901
Total	¥506,857,189	¥38,218,511	¥27,843,961	¥2,757,268	¥4,639,212	¥20,031,518	¥415,963	¥207,778	¥207,778
Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

16. FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2024 and 2025 are as follows:

	2024	2025
	(in millions)
Fees and commissions on deposits	¥18,418	¥17,256
Fees and commissions on remittances and transfers	78,435	83,993
Fees and commissions on foreign trading business	42,601	44,238
Fees and commissions on credit card business	128,463	134,276
Fees and commissions on security-related services	169,960	200,319
Fees and commissions on administration and management services for investment funds	162,524	158,735
Trust fees	69,501	74,264
Guarantee fees(1)	26,663	29,176
Insurance commissions	38,107	41,591
Fees and commissions on real estate business	28,190	29,360
Other fees and commissions(2)	250,166	311,590
Total	¥1,013,028	¥1,124,798

Notes:
(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers.
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are attributable to Retail & Digital Business Group (“R&D”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&D, Commercial Banking & Wealth Management Business Group (“CWM”), Japanese Corporate Investment Banking Business Group (“JCIB”) and Global Corporate Investment Banking Business Group (“GCIB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&D, CWM, JCIB and GCIB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to R&D and GCB with no significant concentration in any particular segments.
The majority of fees and commissions on security-related services are from the business activities relevant to CWM, JCIB, with R&D and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The business activities relevant to trust fees are attributable to AM/IS.
The majority of insurance commissions are from the business activities relevant to R&D, CWM, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on real estate business are attributable to CWM and JCIB with no significant concentration in any particular segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

17. BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker (“CODM”), to determine the allocation of management resources and assess performance. The members of the Executive Committee act collectively as the MUFG Group's CODM. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocates fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
The MUFG Group's CODM predominantly uses operating profit (loss) for each segment in the annual budget and forecasting process. It considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The significant segment expense information regularly provided to the MUFG Group’s CODM is the operating expenses.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments—Retail & Digital, Commercial Banking & Wealth Management, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Group. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
Effective April 1, 2025, the MUFG Group made modifications to its internal management accounting rules and practices, including adjustments made to reflect changes in retail customer attributes, changes in the recording method applied to foreign exchange swaps in the Chinese market, changes in the intercompany settlement rates applied to transactions between the corporate centers and overseas branches, and reallocation of certain expenses related to restricted stock units in the United States among business groups.
These modifications had the following impact on its previously reported business segment information for the six months ended September 30, 2024:
•reducing the operating loss of Other by ¥9.6 billion and increasing the operating profits of the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group by ¥0.8 billion and ¥0.2 billion, respectively; and
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Global Markets Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Commercial Banking Business Group by ¥5.0 billion, ¥4.7 billion, ¥0.8 billion and ¥0.1 billion, respectively.
Prior period business segment information has been recast to enable comparison between the relevant amounts for the six months ended September 30, 2024 and 2025.
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri, an entity included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change. In connection with this change, the segment amounts below prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2024:
Net revenue:	¥456.0	¥339.1	¥502.8	¥577.3	¥244.4	¥431.5	¥2,551.1	¥356.6	¥(4.1)	¥2,903.6
BK and TB(1):	190.3	227.7	406.2	19.8	67.7	382.7	1,294.4	226.1	42.5	1,563.0
Net interest income	149.3	123.5	253.0	19.8	12.6	206.3	764.5	54.2	86.5	905.2
Net fees	39.0	86.7	119.8	—	55.0	161.7	462.2	(12.0)	(15.9)	434.3
Other	2.0	17.5	33.4	—	0.1	14.7	67.7	183.9	(28.1)	223.5
Other than BK and TB	265.7	111.4	96.6	557.5	176.7	48.8	1,256.7	130.5	(46.6)	1,340.6
Operating expenses(2)	326.5	210.6	189.0	302.3	175.5	211.8	1,415.7	158.8	34.6	1,609.1
Operating profit (loss)	¥129.5	¥128.5	¥313.8	¥275.0	¥68.9	¥219.7	¥1,135.4	¥197.8	¥(38.7)	¥1,294.5
Fixed assets(3)	¥250.7	¥179.7	¥165.5	¥1.8	¥21.3	¥158.2	¥777.2	¥95.3	¥492.7	¥1,365.2
Increase in fixed assets(4)	¥22.5	¥17.3	¥20.5	¥0.3	¥4.0	¥10.6	¥75.2	¥10.7	¥12.0	¥97.9
Depreciation(4)	¥15.9	¥10.2	¥20.4	¥0.1	¥3.9	¥17.8	¥68.3	¥15.4	¥6.5	¥90.2
Six months ended September 30, 2025:
Net revenue:	¥515.9	¥399.5	¥523.9	¥413.0	¥284.2	¥479.8	¥2,616.3	¥347.6	¥(9.0)	¥2,954.9
BK and TB(1):	220.4	289.0	432.5	22.7	75.9	432.1	1,472.6	206.8	(9.4)	1,670.0
Net interest income	175.2	176.5	263.5	22.7	18.8	210.3	867.0	44.2	13.0	924.2
Net fees	43.1	96.2	134.2	—	57.1	198.5	529.1	(8.2)	(13.3)	507.6
Other	2.1	16.3	34.8	—	—	23.3	76.5	170.8	(9.1)	238.2
Other than BK and TB	295.5	110.5	91.4	390.3	208.3	47.7	1,143.7	140.8	0.4	1,284.9
Operating expenses(2)	378.2	223.3	199.5	231.5	206.0	231.0	1,469.5	160.7	49.9	1,680.1
Operating profit (loss)	¥137.7	¥176.2	¥324.4	¥181.5	¥78.2	¥248.8	¥1,146.8	¥186.9	¥(58.9)	¥1,274.8
Fixed assets(3)	¥289.6	¥194.8	¥171.5	¥2.3	¥23.2	¥157.4	¥838.8	¥87.7	¥483.0	¥1,409.5
Increase in fixed assets(4)	¥39.7	¥20.6	¥21.3	¥0.5	¥3.7	¥12.3	¥98.1	¥14.1	¥10.0	¥122.2
Depreciation(4)	¥19.1	¥12.1	¥19.4	¥0.2	¥3.7	¥17.2	¥71.7	¥11.5	¥4.6	¥87.8

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Operating expenses primarily includes salaries and employee benefits, outsourcing expenses, and amortization of intangible assets.
(3)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,820.3 billion as of September 30, 2024 and ¥1,862.6 billion as of September 30, 2025, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(4)These amounts are related to the fixed assets of BK and TB included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.
A reconciliation of operating profit and fixed assets under the internal management reporting system for the six months ended September 30, 2024 and 2025 above to income before income tax expense shown in the accompanying condensed consolidated statements of income and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:
Starting from the fiscal year ended March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the operating profit prepared in accordance with Japanese GAAP includes Krungsri's operating profit for nine months, while the income before income tax expense prepared in accordance with U.S. GAAP includes Krungsri's income before income tax expense for six months. The adjustment for the difference between the two is included in Other – net.

	Six months ended September 30,
	2024	2025
	(in billions)
Operating profit:	¥1,295	¥1,275
Provision for credit losses	(129)	(32)
Foreign exchange gains—net	173	120
Trading account gains (losses)—net	425	(412)
Equity investment securities gains (losses)—net	(493)	503
Debt investment securities losses—net	(13)	(86)
Equity in earnings of equity method investees—net	316	391
Impairment of goodwill	—	(38)
Reversal of off-balance sheet credit instruments	1	26
Other—net	(231)	(62)
Income before income tax expense	¥1,344	¥1,685
Fixed assets:	¥1,365	¥1,410
U.S. GAAP adjustments and other	1,594	1,641
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,959	¥3,051

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

18. FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025. During the six months ended September 30, 2025, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2025 and September 30, 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2025
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,407,859	¥15,222,947	¥2,746,696	¥38,377,502
Debt securities
Japanese national government and Japanese government agency bonds	6,140,726	754,529	—	6,895,255
Japanese prefectural and municipal bonds	—	288,472	—	288,472
Foreign government and official institution bonds	11,602,182	774,775	—	12,376,957
Corporate bonds	4,755	2,717,719	175,464	2,897,938
Residential mortgage-backed securities	—	7,313,220	—	7,313,220
Asset-backed securities	—	1,279,679	1,816,507	3,096,186
Other debt securities	—	61,578	612,102	673,680
Commercial paper	—	1,224,538	—	1,224,538
Equity securities(2)	2,660,196	808,437	142,623	3,611,256
Trading derivative assets	58,729	20,597,301	77,897	20,733,927
Interest rate contracts	12,565	14,860,818	22,298	14,895,681
Foreign exchange contracts	1,416	5,592,040	27,345	5,620,801
Equity contracts	44,748	94,288	6,961	145,997
Commodity contracts	—	293	19,892	20,185
Credit derivatives	—	49,861	757	50,618
Other(8)	—	1	644	645
Trading loans(3)	—	28,447	—	28,447
Investment securities:
Available-for-sale debt securities	23,867,794	6,347,624	197,750	30,413,168
Japanese national government and Japanese government agency bonds	21,152,903	930,954	—	22,083,857
Japanese prefectural and municipal bonds	—	309,998	—	309,998
Foreign government and official institution bonds	2,714,891	1,363,578	—	4,078,469
Corporate bonds	—	898,304	5,579	903,883
Residential mortgage-backed securities	—	1,122,236	15	1,122,251
Asset-backed securities	—	1,269,867	142,284	1,412,151
Other debt securities	—	452,687	49,872	502,559
Equity securities	3,779,986	52,002	100,762	3,932,750
Marketable equity securities(9)	3,779,986	52,002	—	3,831,988
Nonmarketable equity securities(4)	—	—	100,762	100,762
Other(5)	973,130	1,757,936	8,100	2,739,166
Total	¥49,087,498	¥44,006,257	¥3,131,205	¥96,224,960

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2025
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥389,643	¥2,462	¥—	¥392,105
Trading derivative liabilities	48,534	20,995,246	67,027	21,110,807
Interest rate contracts	28,532	15,998,172	44,232	16,070,936
Foreign exchange contracts	2,197	4,900,685	2,026	4,904,908
Equity contracts	17,805	43,467	358	61,630
Commodity contracts	—	1	19,926	19,927
Credit derivatives	—	52,921	430	53,351
Other(8)	—	—	55	55
Obligation to return securities received as collateral(6)	5,754,639	292,116	—	6,046,755
Other(7)	—	267,202	(49,328)	217,874
Total	¥6,192,816	¥21,557,026	¥17,699	¥27,767,541

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2025
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥20,914,933	¥19,310,608	¥2,793,966	¥43,019,507
Debt securities
Japanese national government and Japanese government agency bonds	5,809,065	470,804	—	6,279,869
Japanese prefectural and municipal bonds	—	186,857	—	186,857
Foreign government and official institution bonds	11,977,807	1,107,126	—	13,084,933
Corporate bonds	3,018	2,572,600	182,388	2,758,006
Residential mortgage-backed securities	—	11,113,137	—	11,113,137
Asset-backed securities	—	1,107,289	1,884,579	2,991,868
Other debt securities	—	62,948	578,227	641,175
Commercial paper	—	1,851,131	—	1,851,131
Equity securities(2)	3,125,043	838,716	148,772	4,112,531
Trading derivative assets	40,478	24,177,971	62,140	24,280,589
Interest rate contracts	18,883	19,138,587	19,403	19,176,873
Foreign exchange contracts	3,795	4,911,297	20,245	4,935,337
Equity contracts	17,800	75,184	4,458	97,442
Commodity contracts	—	503	17,181	17,684
Credit derivatives	—	52,319	629	52,948
Other(8)	—	81	224	305
Trading loans(3)	—	24,517	—	24,517
Investment securities:
Available-for-sale debt securities	18,863,895	6,155,575	192,029	25,211,499
Japanese national government and Japanese government agency bonds	16,190,230	839,437	—	17,029,667
Japanese prefectural and municipal bonds	—	206,637	—	206,637
Foreign government and official institution bonds	2,673,665	1,497,306	—	4,170,971
Corporate bonds	—	893,354	3,255	896,609
Residential mortgage-backed securities	—	1,067,095	15	1,067,110
Asset-backed securities	—	1,261,793	138,248	1,400,041
Other debt securities	—	389,953	50,511	440,464
Equity securities	4,282,030	67,780	137,301	4,487,111
Marketable equity securities(9)	4,282,030	67,780	—	4,349,810
Nonmarketable equity securities(4)	—	—	137,301	137,301
Other(5)	584,605	1,867,218	8,352	2,460,175
Total	¥44,685,941	¥51,603,669	¥3,193,788	¥99,483,398

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2025
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥130,321	¥5,142	¥—	¥135,463
Trading derivative liabilities	70,738	25,017,869	58,128	25,146,735
Interest rate contracts	16,682	20,293,579	39,407	20,349,668
Foreign exchange contracts	3,761	4,621,690	900	4,626,351
Equity contracts	50,295	43,669	—	93,964
Commodity contracts	—	34	17,182	17,216
Credit derivatives	—	58,828	493	59,321
Other(8)	—	69	146	215
Obligation to return securities received as collateral(6)	6,521,007	361,715	—	6,882,722
Other(7)	—	62,467	(59,422)	3,045
Total	¥6,722,066	¥25,447,193	¥(1,294)	¥32,167,965

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity and other funds, whose fair values at March 31, 2025 were ¥277,252 million and those at September 30, 2025 were ¥281,675 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2025 were ¥276,433 million, and those at September 30, 2025 were ¥312,858 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2025 were ¥40,477 million and ¥56,334 million, respectively, and those at September 30, 2025 were ¥42,528 million and ¥75,839 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2025 were nil and ¥13,650 million, respectively, and those at September 30, 2025 were nil and ¥1,652 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
(5)Includes securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Includes equity securities subject to contractual sale restrictions with a total fair value of ¥43,654 million and ¥155,502 million at March 31, 2025 and September 30, 2025, respectively. The contractual restriction of these securities is a lock-up agreement, a market standoff agreement, or the result of a provision within a separate agreement between certain shareholders, and the range of remaining duration of these restrictions were 0.0 - 3.0 years and 0.1 - 0.9 years at March 31, 2025 and at September 30, 2025, respectively. The market standoff agreements expire when the share price changes to a certain extent, and other agreements do not have specific clauses for a lapse in the restriction.
Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2024 and 2025. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six month ended September 30, 2024 (As Adjusted):		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2024
	March 31, 2024	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2024
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,041,954	¥(86,296)	(2)	¥(5,778)	¥356,780	¥—	¥(2,059)	¥(141,812)	¥78,484		¥—		¥2,241,273	¥(88,871)	(2)
Debt securities
Foreign government and official institution bonds	101	(1)		—	—	—	—	(100)	—		—		—	—
Corporate bonds	—	(3,751)		—	38,158	—	—	—	78,460	(5)	—		112,867	(3,751)
Asset-backed securities	1,352,755	(74,833)		(5,778)	311,613	—	—	(121,635)	—		—		1,462,122	(74,912)
Other debt securities	536,846	(8,673)		—	—	—	—	—	—		—		528,173	(8,673)
Equity securities	152,252	962		—	7,009	—	(2,059)	(20,077)	24		—		138,111	(1,535)
Trading derivatives—net	58,906	2,123	(2)	981	670	(312)	—	(7,460)	(14,859)		4,087		44,136	23,415	(2)
Interest rate contracts—net	39,486	(10,625)		(602)	—	—	—	2,889	(13,741)	(5)	5,383		22,790	8,860
Foreign exchange contracts—net	10,198	3,559		862	—	—	—	434	(1,118)		(1,164)		12,771	6,085
Equity contracts—net	8,258	9,284		725	—	—	—	(10,713)	—		(132)		7,422	8,565
Commodity contracts—net	(45)	25		(4)	—	—	—	(6)	—		—		(30)	26
Credit derivatives—net	660	(180)		—	—	—	—	(64)	—		—		416	(179)
Other—net(8)	349	60		—	670	(312)	—	—	—		—		767	58
Investment securities:
Available-for-sale debt securities	204,805	(12,495)	(3)	12,193	39	—	—	(7,598)	—		(743)		196,201	(390)	(3)
Corporate bonds	5,172	324		(139)	—	—	—	—	—		(743)		4,614	157
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	132,951	—		9,973	—	—	—	—	—		—		142,924	9,973
Other debt securities	66,667	(12,819)		2,359	39	—	—	(7,598)	—		—		48,648	(10,520)
Equity securities	87,814	(149)	(3)	445	5,390	—	(519)	—	779		(1,892)		91,868	(542)	(3)
Nonmarketable equity securities	87,814	(149)		445	5,390	—	(519)	—	779		(1,892)		91,868	(542)
Other(9)	79,154	(400)	(7)	133	352	—	—	(17,721)	—		—		61,518	(400)	(7)
Total	¥2,472,633	¥(97,217)		¥7,974	¥363,231	¥(312)	¥(2,578)	¥(174,591)	¥64,404		¥1,452		¥2,634,996	¥(66,788)
Liabilities
Obligation to return securities received as collateral	¥71,399	¥—		¥—	¥—	¥—	¥—	¥(17,572)	¥—		¥—		¥53,827	¥—
Other(9)	6,486	(2,319)	(4)	(3,502)	—	482	—	(21,879)	2,213	(6)	(8,384)	(6)	(15,261)	(48)	(4)
Total	¥77,885	¥(2,319)		¥(3,502)	¥—	¥482	¥—	¥(39,451)	¥2,213		¥(8,384)		¥38,566	¥(48)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six month ended September 30, 2025:		Total gains (losses) for the period											Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2025
	March 31, 2025	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3	September 30, 2025
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,746,696	¥14,864	(2)	¥2,331	¥599,114	¥—	¥(4,546)	¥(564,493)	¥—		¥—	¥2,793,966	¥34,630	(2)
Debt securities
Corporate bonds	175,464	6,303		—	5,002	—	(4,381)	—	—		—	182,388	6,602
Asset-backed securities	1,816,507	583		2,331	589,062	—	—	(523,904)	—		—	1,884,579	20,479
Other debt securities	612,102	3,044		—	—	—	—	(36,919)	—		—	578,227	3,752
Equity securities	142,623	4,934		—	5,050	—	(165)	(3,670)	—		—	148,772	3,797
Trading derivatives—net	10,870	5,907	(2)	48	3	(330)	—	(3,337)	(1,249)		(7,900)	4,012	6,502	(2)
Interest rate contracts—net	(21,934)	1,087		63	—	—	—	247	(815)		1,348	(20,004)	1,172
Foreign exchange contracts—net	25,319	3,126		23	—	—	—	289	(434)		(8,978)	19,345	3,205
Equity contracts—net	6,603	2,001		(38)	3	—	—	(3,808)	—		(303)	4,458	2,428
Commodity contracts—net	(34)	6		—	—	—	—	(6)	—		33	(1)	6
Credit derivatives—net	327	(132)		—	—	—	—	(59)	—		—	136	(132)
Other—net(8)	589	(181)		—	—	(330)	—	—	—		—	78	(177)
Investment securities:
Available-for-sale debt securities	197,750	(144)	(3)	(3,391)	—	—	—	(50)	—		(2,136)	192,029	(3,492)	(3)
Corporate bonds	5,579	(137)		(1)	—	—	—	(50)	—		(2,136)	3,255	(95)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—	15	—
Asset-backed securities	142,284	—		(4,036)	—	—	—	—	—		—	138,248	(4,036)
Other debt securities	49,872	(7)		646	—	—	—	—	—		—	50,511	639
Equity securities	100,762	(8,793)	(3)	332	5,460	—	(1,759)	—	42,138		(839)	137,301	(9,611)	(3)
Nonmarketable equity securities	100,762	(8,793)		332	5,460	—	(1,759)	—	42,138	(10)	(839)	137,301	(9,611)
Other	8,100	49	(7)	124	242	—	—	(163)	—		—	8,352	174	(7)
Total	¥3,064,178	¥11,883		¥(556)	¥604,819	¥(330)	¥(6,305)	¥(568,043)	¥40,889		¥(10,875)	¥3,135,660	¥28,203
Liabilities
Other	¥(49,328)	¥6,905	(4)	¥(307)	¥—	¥—	¥—	¥(3,490)	¥(40)		¥34	¥(59,422)	¥6,992	(4)
Total	¥(49,328)	¥6,905		¥(307)	¥—	¥—	¥—	¥(3,490)	¥(40)		¥34	¥(59,422)	¥6,992

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income, net of tax.
(4)Included in Trading account profits (losses)—net and Other comprehensive income, net of tax.
(5)For the six months ended September 30, 2024, transfers into Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable inputs to the entire fair value measurement. Unobservable inputs include loss given default. Transfers into Level 3 for Corporate bonds were mainly caused by the increased impact of the Liquidity Premium on Fair Value.
(6)For the six months ended September 30, 2024, transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
(7)Included in Other non-interest income.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Retrospectively adjusted due to the adoption of Staff Accounting Bulletin No. 122. The adjustments resulted in a decrease of ¥59,966 million and ¥68,512 million in Assets and Liabilities as of March 31, 2024 and September 30, 2024, respectively, and a decrease of ¥8,546 million in Purchases and Issues for the six months ended September 30, 2024.
(10)Represents the equity securities held by newly consolidated subsidiaries.
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Corporate bonds	¥175,464	Discounted cash flow	Liquidity premium	0.0%	~	0.2%	0.1%
Asset-backed securities	1,684,080	Internal model(4)	Asset correlations	2.0%			2.0%
			Discount factor	1.2%	~	1.3%	1.3%
			Prepayment rate	28.0%			28.0%
			Probability of default	0.0%	~	99.0%	—	(3)
			Recovery rate	60.4%			60.4%
Other debt securities	659,534	Discounted cash flow	Liquidity premium	1.6%	~	3.2%	2.4%

At March 31, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(21,934)	Option model	Correlation between interest rates	30.0%	~	60.4%	44.0%
			Correlation between interest rate and foreign exchange rate	5.7%	~	60.0%	34.3%
			Recovery rate	80.0%	~	90.0%	85.0%
			Volatility	65.3%	~	134.6%	73.5%
Foreign exchange contracts—net	25,319	Option model	Correlation between interest rates	30.0%	~	70.0%	45.6%
			Correlation between interest rate and foreign exchange rate	19.2%	~	60.0%	36.7%
			Correlation between foreign exchange rates	50.0%	~	66.4%	58.2%
			Recovery rate	80.0%	~	90.0%	85.0%
			Volatility	10.7%	~	20.9%	14.3%
Equity contracts—net	3,524	Option model	Correlation between foreign exchange rate and equity	6.0%	~	50.0%	10.0%
			Correlation between equities	5.7%	~	95.0%	58.9%
			Volatility	20.0%	~	35.5%	27.5%

At September 30, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Corporate bonds	¥172,358	Discounted cash flow	Liquidity premium	0.0%	~	0.2%	0.1%
Asset-backed securities	1,727,557	Internal model(4)	Asset correlations	2.0%			2.0%
			Discount factor	1.3%			1.3%
			Prepayment rate	20.7%			20.7%
			Probability of default	0.0%	~	94.6%	—	(3)
			Recovery rate	58.7%			58.7%
Other debt securities	626,252	Discounted cash flow	Liquidity premium	1.6%	~	3.2%	2.4%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2025	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(20,004)	Option model	Correlation between interest rates	33.5%	~	58.0%	53.1%
			Correlation between interest rate and foreign exchange rate	6.5%	~	49.3%	21.5%
			Recovery rate	80.0%	~	90.0%	85.0%
			Volatility	21.9%	~	93.7%	70.6%
Foreign exchange contracts—net	19,345	Option model	Correlation between interest rates	39.2%	~	58.0%	48.6%
			Correlation between interest rate and foreign exchange rate	19.0%	~	49.3%	31.6%
			Recovery rate	80.0%	~	90.0%	85.0%
Equity contracts—net	2,039	Option model	Correlation between foreign exchange rate and equity	6.0%	~	50.0%	10.0%
			Correlation between equities	14.4%	~	95.0%	62.0%
			Volatility	20.5%	~	41.0%	33.1%

Notes:
(1)The fair value as of March 31, 2025 and September 30, 2025 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Change in and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
Changes in and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2025 and September 30, 2025:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2025				September 30, 2025
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥14,041	¥49,830	¥63,871	¥—	¥7,669	¥16,161	¥23,830
Loans	2,466	5,254	269,853	277,573	1,681	5,359	224,160	231,200
Loans held for sale	—	—	134,371	134,371	—	—	67,394	67,394
Collateral dependent loans	2,466	5,254	135,482	143,202	1,681	5,359	156,766	163,806
Premises and equipment	—	—	9,557	9,557	—	—	1,181	1,181
Intangible assets	—	—	5,449	5,449	—	—	904	904
Goodwill	—	—	161,758	161,758	—	—	99,167	99,167
Other assets	—	34,389	19,049	53,438	—	8,833	15,154	23,987
Investments in equity method investees(1)	—	27,745	2,057	29,802	—	—	2,026	2,026
Other	—	6,644	16,992	23,636	—	8,833	13,128	21,961
Total	¥2,466	¥53,684	¥515,496	¥571,646	¥1,681	¥21,861	¥356,727	¥380,269

Notes:
(1)Excludes certain investments valued at net asset value of ¥39,541 million and ¥21,070 million at March 31, 2025 and September 30, 2025, respectively. The unfunded commitments related to these investments are ¥34,847 million and ¥36,976 million at March 31, 2025 and September 30, 2025, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2024 and 2025:

	Losses for the six months ended September 30,
	2024	2025
	(in millions)
Investment securities	¥8,473	¥12,493
Loans	23,967	7,997
Loans held for sale	1,480	2,712
Collateral dependent loans	22,487	5,285
Premises and equipment	13,072	1,515
Intangible assets	1,706	690
Goodwill	—	37,703
Other assets	15,257	1,719
Investments in equity method investees	274	24
Other	14,983	1,695
Total	¥62,475	¥62,117

Loans held for sale are recorded at the lower of cost or fair value. The fair value of loans held for sale is based on secondary market prices, where available. Where no such price exists, the fair value is determined using prices observed in the market for a similar asset or assets, or determined based on discounted cash flows, which may be adjusted, as appropriate, to reflect other market

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
conditions or the perceived credit risk of the borrower. These loans are principally classified in Level 3 of the fair value hierarchy, except when quoted prices are available but not traded actively, which results in such loans held for sale being classified in Level 2 of the fair value hierarchy.
The significant unobservable inputs used for the fair value measurements of loans held for sale based on adjusted prices, which are categorized within Level 3 of the fair value hierarchy, consisted of prices ranging from ¥6.67 to ¥100.00 and from ¥6.73 to ¥100.00 as of March 31, 2025 and September 30, 2025, respectively, and the weighted average of prices were ¥95.38 and ¥95.69 as of March 31, 2025 and September 30, 2025, respectively. The significant unobservable inputs used for the fair value measurements of loans held for sale based on discounted cash flows, which are categorized within Level 3 of the fair value hierarchy, consisted of discount rates ranging from 1.30% to 2.29% and from 1.30% to 2.29% as of March 31, 2025 and September 30, 2025, respectively, and the weighted averages of the discount rates were 1.75% and 1.77% as of March 31, 2025 and September 30, 2025, respectively. Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments.
Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2025.
The following table presents the gains or losses recorded for the six months ended September 30, 2024 and 2025 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2024			2025
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥384,525	¥(816,042)	¥(431,517)	¥253,469	¥139,842	¥393,311
Total	¥384,525	¥(816,042)	¥(431,517)	¥253,469	¥139,842	¥393,311
Financial liabilities:
Other short-term borrowings(1)	¥6,225	¥—	¥6,225	¥1,193	¥—	¥1,193
Long-term debt(1)	16,488	—	16,488	388	—	388
Total	¥22,713	¥—	¥22,713	¥1,581	¥—	¥1,581

Note:
(1)Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2025 and September 30, 2025 for long-term debt instruments for which the fair value option has been elected:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2025			September 30, 2025
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥156,302	¥153,742	¥(2,560)	¥115,589	¥112,134	¥(3,455)
Total	¥156,302	¥153,742	¥(2,560)	¥115,589	¥112,134	¥(3,455)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2025 and September 30, 2025:

	At March 31, 2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,591	¥4,591	¥4,591	¥—	¥—
Interest-earning deposits in other banks	104,707	104,707	—	104,707	—
Call loans and funds sold	1,676	1,676	—	1,676	—
Receivables under resale agreements	18,782	18,782	—	18,782	—
Receivables under securities borrowing transactions	5,701	5,701	—	5,701	—
Investment securities	23,272	22,647	12,932	8,244	1,471
Loans, net of allowance for credit losses(1)	130,187	129,772	2	70	129,700
Other financial assets(2)	9,783	9,783	—	9,783	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,820	¥36,820	¥—	¥36,820	¥—
Interest-bearing	212,633	212,643	—	212,643	—
Total deposits	249,453	249,463	—	249,463	—
Call money and funds purchased	5,017	5,017	—	5,017	—
Payables under repurchase agreements	43,664	43,664	—	43,664	—
Payables under securities lending transactions	718	718	—	718	—
Due to trust account and other short-term borrowings	28,229	28,229	—	28,229	—
Long-term debt	20,928	20,199	—	20,199	—
Other financial liabilities	9,038	9,038	—	9,038	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,286	¥4,286	¥4,286	¥—	¥—
Interest-earning deposits in other banks	90,156	90,156	—	90,156	—
Call loans and funds sold	1,915	1,915	—	1,915	—
Receivables under resale agreements	17,683	17,683	—	17,683	—
Receivables under securities borrowing transactions	5,782	5,782	—	5,782	—
Investment securities	23,845	23,213	12,750	8,517	1,946
Loans, net of allowance for credit losses(1)	131,838	131,358	2	73	131,283
Other financial assets(2)	11,182	11,182	—	11,182	—
Financial liabilities:
Deposits
Non-interest-bearing	¥34,482	¥34,482	¥—	¥34,482	¥—
Interest-bearing	214,538	214,540	—	214,540	—
Total deposits	249,020	249,022	—	249,022	—
Call money and funds purchased	6,008	6,008	—	6,008	—
Payables under repurchase agreements	40,506	40,506	—	40,506	—
Payables under securities lending transactions	1,210	1,210	—	1,210	—
Due to trust account and other short-term borrowings	16,419	16,419	—	16,419	—
Long-term debt	22,434	21,860	—	21,860	—
Other financial liabilities	8,297	8,297	—	8,297	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥4,564 billion and ¥4,719 billion at March 31, 2025 and September 30, 2025, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2025 and September 30, 2025 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

19. INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2024 and 2025 are as follows:

	2024	2025
	(in billions)
Net revenues	¥4,640	¥5,114
Total non-interest expenses	3,351	3,530
Income from continuing operations before income taxes	1,266	1,555
Net income applicable to Morgan Stanley	956	1,190

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

20. SUBSEQUENT EVENTS
Approval of Dividends
On November 14, 2025, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥35.0 per share of Common stock, totaling ¥399,183 million, that were payable on December 5, 2025 to the shareholders of record on September 30, 2025.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MUFG held on November 14, 2025, it was resolved to repurchase up to 130,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥250 billion, in aggregate, from November 17, 2025 to February 27, 2026. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 130,000,000 shares, which represents the equivalent of 1.1% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥250 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Also, on November 28, 2025, MUFG canceled 200,000,000 shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2025.
Acquisition of Shriram Finance Limited’s shares
On December 19, 2025, MUFG Bank entered into an investment agreement with Shriram Finance Limited (“Shriram Finance”), a non-banking financial company in India, and its major shareholders, Shriram Ownership Trust and Shriram Capital Private Limited, to acquire 20.0% of the shares of Shriram Finance for approximately INR396.2 billion (approximately ¥682.3 billion) through a preferential allotment of newly issued shares. The completion of this investment is subject to approvals from the relevant regulatory authorities. Upon completion of this investment, Shriram Finance is expected to become an equity method investee of MUFG.
* * * * *